
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☒ Form C/A: Amendment to Offering Statement

☐ Form C-AR: Annual Report

1. **Name of issuer:** Bull Moose Trading Co. LLC
2. **Form:** Limited Liability Company (LLC)
3. **Jurisdiction of Incorporation/Organization:** Tennessee
4. **Date of organization:** February 26, 2026
5. **Physical address of issuer:** 404 E Hull Ave, Suite B, Gainesboro, TN 38562
6. **Website of issuer: https://rockwellsgas.com/**
7. **Is there a co-issuer:** No
8. **Name of co-issuer:** N/A
9. **Form:** N/A
10. **Jurisdiction of Incorporation/Organization:** N/A
11. **Date of organization:** N/A
12. **Physical address:** N/A
13. **Website:** N/A
14. **Name of intermediary facilitating the offering:** Vicinity, LLC
15. **CIK number of intermediary:** 0001798542
16. **SEC file number of intermediary:** 7-223
17. **CRD number, if applicable, of intermediary:** 307772

18. Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

   Commission equaling 6% of the total amount raised payable at each closing.

19. Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

   2% of the total amount raised in the form of Non-Voting Preferred Units offered in this offering.

1% transaction fee on all payments from the Company to investors that will be withheld from the proceeds to investors to facilitate the transaction.

20. **Type of security offered:** Non-Voting Preferred Units
21. **Target number of securities to be offered:** 50,000
22. **Price (or method for determining price):** $11.00
23. **Target offering amount:** $350,000
24. **Oversubscriptions accepted:** ☒ Yes   ☐ No
25. **Oversubscriptions allocated:** ☐ Pro-rata basis   ☒ First-come, first-served basis
26. **Maximum offering amount:** $1,235,000
27. **Deadline to reach the target offering amount:** September 23, 2026
28. **Current number of employees:** 2
29. **Financial Information:**

Financial Item	Most Recent Fiscal Year-End (Dec 31, 2025 or inception)	Prior Fiscal Year-End
Total Assets	$0	N/A
Cash & Cash Equivalents	$0	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$0	N/A
Long-term Debt	$0	N/A
Revenues / Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income / (Loss)	$)	N/A

Note: The Company was organized on February 26, 2026 and has not commenced operations as of the date of this Form C. Financial statements will be provided as an exhibit in accordance with Regulation Crowdfunding requirements.

30. **Jurisdictions in which the issuer intends to offer the securities:** All U.S. states and territories.

Offering Fee Table:

Amount	Price to Investors	Vicinity Fees (6%)	Net Proceeds to Company[1]
Minimum Investment per Investor	$1,000.00	$60.00	$940.00
Aggregate Minimum Offering Amount	$350,000.00	$21,000.00	$329,000.00
Aggregate Maximum Offering Amount	$1,235,000.00	$74,100.00	$1,160,900.00

[1] *This excludes fees to the Company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.*

ATTESTATIONS

Requirements for Filing Form C

Bull Moose Trading Co. LLC, a Tennessee limited liability company doing business as Rockwells Gas & Mercantile (the "Company" or "Issuer"), organized on February 26, 2026, with its principal place of business at 404 E Hull Ave, Suite B, Gainesboro, Tennessee 38562, has certified that all following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. It is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. It has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement or for such a shorter period that the Issuer was required to file such reports.

6. It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. It is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

8. Neither the Issuer nor any predecessor is delinquent in its ongoing reporting requirements under Regulation Crowdfunding.

Representation Attestation

The content of Form C is based entirely upon the Issuer's representations. Issuer hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

The Issuer understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Bull Moose Trading Co. LLC (d/b/a Rockwells Gas & Mercantile

ISSUER SIGNATURE

Issuer's name: Bull Moose Trading Co. LLC

By: _____

Name: Ryan Andrew Green

Title: Co-Manager / Lead Manager

Date: _____

July 30, 2026

FORM C

Up to $1,235,000

Bull Moose Trading Co. LLC (d/b/a **Rockwells Gas & Mercantile**, the "Company," "we," "us," or "our"), a Tennessee limited liability company, is offering up to $1,235,000 (the "Maximum Offering Amount") of Non-Voting Preferred Units (the "Securities") to investors ("Investor(s)," "you," or "your") in this offering (the "Offering") pursuant to Regulation Crowdfunding. The Target Offering Amount is $350,000, and the minimum investment amount per investor is $1,000.

This Offering is exempt from registration pursuant to Section 4(a)(6) ("Reg CF") of the Securities Act of 1933, as amended (the "Securities Act"). This Offering is made on the registered funding portal, Vicinity LLC, available at https://marketplace.vicinityventures.co/offers/165

A prospective Investor from any participating jurisdiction must purchase the Securities through the Intermediary. Investments may be accepted or rejected by the Company in its sole discretion. The Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell Securities at any time, for any reason.

This form will be provided to the SEC as part of the Company's offering statement on Form C (the "Form C").

The Offering is being made through Vicinity, LLC (the "Intermediary"). The Intermediary will be entitled to receive fees and compensation in the form of securities related to the purchase and sale of the Securities.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Units have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Units are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THESE UNITS INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY UNIT THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND

ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO UNITS MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF AND SUBJECT TO ANY ADDITIONAL RESTRICTIONS SET FORTH IN THE COMPANY'S OPERATING AGREEMENT AND SUBSCRIPTION AGREEMENT. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTOR

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give The Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions The Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond The Company's control), and assumptions. Although The

Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, The Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by The Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on The Company's website listed herein.

The Company must continue to comply with the ongoing reporting requirements until:

> (1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
> (2) The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
> (3) The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
> (4) The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
> (5) The Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company, or any other relevant matters, and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or

that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

THE OFFERING

Type of Security	Non-Voting Preferred Units of Bull Moose Trading Co. LLC
Unit Price	$11.00
Minimum Investment per Investor	$1,000.00
Target / Minimum Offering Amount	$350,000
Maximum Offering Amount	$1,235,000
Offering Start Date	July 2, 2026
Offering Deadline	September 23, 2026
Voting Rights	None
Preferred Return	8% cumulative, non-compounding, per annum on unreturned Capital Contributions
Oversubscriptions	Accepted; allocated first-come, first-served
Transfer Restrictions	12-month Regulation CF lock-up; thereafter subject to Company consent and applicable law

As part of this Regulation Crowdfunding Offering, Bull Moose Trading Co. LLC (d/b/a Rockwells Gas & Mercantile, the "Company") intends to raise up to $1,235,000 (the "Maximum Offering Amount") through the issuance of Non-Voting Preferred Units (the "Securities"). The Target Offering Amount is $350,000 (the "Target Amount"), and the Company, in its sole discretion, may accept aggregate capital contributions below the Maximum Offering Amount.

The Securities are being offered in minimum investment increments of $1,000, representing 91 Non-Voting Preferred Units at $11.00 per unit. The Company may conduct multiple closings on a rolling basis after reaching the Target Amount, provided that the offering period remains open through September 23, 2026 unless earlier terminated or extended pursuant to an amendment.

Proceeds from this Offering will be used primarily for the build-out and launch of Rockwells Gas & Mercantile, a thematic vintage filling station, general store, and diner located in Whitleyville, Jackson County, Tennessee. A detailed breakdown of the planned use of funds can be found in the "Use of Proceeds" section of this Offering Statement.

Bonus Units

The Company will provide certain bonus allocations to eligible investors at the time of Closing. Bonus allocations are awarded in the form of additional Non-Voting Preferred Units ("Bonus Units") rounded up to the nearest whole unit and do not represent additional capital contributions.

Membership-Based Bonus Units

VentureSouth Members. Investors who are active members of VentureSouth at the time of their investment will receive a 10% bonus on the Securities issued. Their Securities will be issued as a total number of units equal to 110% of the amount otherwise issuable. Example: an investor purchasing $1,000 of Securities would otherwise receive 91 units; with the VentureSouth bonus, that investor would receive 100 units for the same $1,000 investment.

Vicinity Venture Club Members. Investors who are active members of the Vicinity Venture Club at the time of their investment will receive a 5% bonus on the Securities issued. Their Securities will be issued as a total number of units equal to 105% of the amount otherwise issuable. Example: an investor purchasing $1,000 of Securities would otherwise receive 91 units; with the Vicinity Venture Club bonus, that investor would receive 96 units for the same $1,000 investment.

Investment Size Bonus.

Investors who make a single investment in this Offering will receive bonus Units based on investment size, as follows:

- Investments of $10,000 or greater receive a 5% bonus (Securities issued equal to 105% of the amount otherwise issuable)

- Investments of $25,000 or greater receive a 10% bonus (Securities issued equal to 110% of the amount otherwise issuable)

- Investments of $100,000 or greater receive a 20% bonus (Securities issued equal to 120% of the amount otherwise issuable). Only the highest applicable tier applies per investor.

Combination of Bonuses. Bonuses from different categories (membership-based and investment size) may be combined. For example, a VentureSouth member investing $25,000 would receive a total bonus of 20% (10% membership + 10% investment size). A VentureSouth member investing $100,000 would receive a total bonus of 30% (10% membership + 20% investment size). However, investors are limited to one membership-based bonus at a time and may not stack VentureSouth and Vicinity Venture Club benefits together. Bonus Units are issued on the same class and carry identical rights, preferences, and privileges as purchased units. For the avoidance of doubt, Bonus Units are provided for no additional consideration and do not represent additional capital contributions.

Terms of the Non-Voting Preferred Units

Complete terms and definitions can be found in the Company's Operating Agreement and Subscription Agreement, attached as exhibits. The following is a summary of key terms.

Preferred Return. Each Non-Voting Preferred Unit will accrue an 8% preferred return per annum on the holder's unreturned Capital Contribution ("Preferred Return"). The Preferred Return is cumulative and non-compounding. Accrual commences as of the date of the investor's capital contribution and continues until the Preferred Return and Capital Contribution are fully distributed to such investor.

Distribution Waterfall. 100% of distributions from the Company will flow to holders of Non-Voting Preferred Units until all accrued Preferred Return and original Capital Contributions are fully returned to all holders of Non-Voting Preferred Units. Thereafter, distributions will continue on a pro-rata basis based on each Member's percentage ownership of all outstanding units (Common and Non-Voting Preferred).

Voting Rights. The Non-Voting Preferred Units are non-voting in all respects. Holders of Non-Voting Preferred Units shall not be entitled to vote on any matter submitted to a vote of the Company's Members, including but not limited to the election or removal of Managers, amendments to the Operating Agreement, or approval of fundamental transactions. Notwithstanding the foregoing, holders retain such protective consent rights as are expressly set forth in the Operating Agreement.

No Capital Calls. Holders of Non-Voting Preferred Units shall have no obligation to make any additional capital contributions to the Company beyond their initial investment.

Liquidation Rights. Upon any voluntary or involuntary liquidation, dissolution, or winding up of the Company, holders of Non-Voting Preferred Units shall be entitled to receive, before any distribution is made to holders of Common Units, a liquidating distribution equal to their unreturned Capital Contributions plus all accrued and unpaid Preferred Return. After satisfaction of the full liquidating preference, any remaining assets shall be distributed pro-rata to all Members.

Company Redemption Right. After the full return of all Capital Contributions and accrued Preferred Return to the holder through distributions, the Company holds an option, exercisable in the sole discretion of the Managers, to redeem all Non-Voting Preferred Units held by any individual holder at a price equal to four times (4x) the Company's trailing twelve-month EBITDA, multiplied by such holder's pro-rata ownership percentage (the "Redemption Price").

If the Company consummates a bona fide equity or debt financing event within twelve (12) months following the closing of a redemption at an implied total enterprise value exceeding the value at which the redemption was calculated, the Company shall pay the redeemed investor an additional True-Up Payment equal to the difference between the Redemption Price and the amount the investor would have received at the implied financing event valuation. The True-Up Payment obligation shall survive the closing of the redemption and shall not be waived by any general release executed at redemption closing. Complete terms are set forth in Section 10.2 of the Operating Agreement.

Transfer Restrictions. Non-Voting Preferred Units may not be transferred for the twelve (12) month period following issuance, except as otherwise permitted by Regulation Crowdfunding. Thereafter, transfers are subject to the prior written consent of the Managers as set forth in the Operating Agreement.

Key Definitions

Complete terms and definitions can be found in the Company's Operating Agreement and Subscription Agreement attached as exhibits.

"Unit Price" means $11.00 per Non-Voting Preferred Unit.

"Target Offering Amount" means $350,000, representing the minimum amount the Company must raise for the Offering to close.

"Subscription Agreement" means the Subscription Agreement entered into between the Company and each Investor in connection with this Offering, a form of which is attached as an exhibit to this Form C.

"Regulation CF" means Regulation Crowdfunding promulgated under Section 4(a)(6) of the Securities Act of 1933, as amended (17 CFR Part 227).

"Preferred Return" means 8% per annum, cumulative and non-compounding, accruing on each holder's unreturned Capital Contribution from the date of investment until the Preferred Return and Capital Contribution are fully distributed to such holder.

"Non-Voting Preferred Units" means the class of Non-Voting Preferred membership units of the Company offered in this Offering pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended.

"Maximum Offering Amount" means $1,235,000, representing the maximum aggregate amount the Company intends to raise in this Offering, equivalent to 123,500 Non-Voting Preferred Units at $11.00 per unit.

"Intermediary" means Vicinity, LLC, the registered funding portal facilitating this Offering (CRD# 307772).

"EBITDA" means the Company's net income determined in accordance with generally accepted accounting principles ("GAAP"), plus (i) interest expense, (ii) income tax expense, (iii) depreciation expense, and (iv) amortization expense, excluding non-cash charges and one-time extraordinary items approved by the Managers.

"Company" or "Issuer" means Bull Moose Trading Co. LLC, a Tennessee limited liability company (EIN: 41-4523817), doing business as Rockwells Gas & Mercantile.

"Common Units" means the voting membership units of the Company, 450,000 of which are authorized and outstanding as of the date of this Form C, held equally by Ryan Andrew Green and C. Jay Engel (225,000 units each).

"Capital Contribution" means the aggregate amount paid by an investor for Non-Voting Preferred Units purchased in this Offering at $11.00 per unit, plus the book value ($0.00) of any Bonus Units issued. Bonus Units do not represent additional Capital Contributions.

Regulation Crowdfunding Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

THE INTERESTS HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF BY A PURCHASER WITHOUT COMPLIANCE WITH THE TERMS OF THE OPERATING AGREEMENT AND SUBSCRIPTION AGREEMENT AND ALL APPLICABLE PROVISIONS OF THE SECURITIES ACT OF 1933, AS AMENDED.

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used by the company once the minimum offering amount has been raised prior to the offering ending. If the company choose to do a rolling close, affected investors will be notified 5 days before the date of the rolling close.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the Company upon closing and the investor will receive Securities in exchange for his or her investment. Unless the Company raises at least the minimum offering amount of $350,000, no Securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the Company raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days. Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the Company determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be canceled and the committed funds will be returned.

Corporate Actions of the Issuer

Because the Non-Voting Preferred Units are governed by the established Subscription Agreement and the Operating Agreement, holders of Non-Voting Preferred Units will have no ability to vote on management decisions or other corporate matters of the Company, including the election or removal of Managers, changes to the Company's governance documents, additional issuances of securities (other than issuances senior in right to the Non-Voting Preferred Units, which require consent), a sale of the Company, or transactions with related parties, except as expressly provided in the Operating Agreement.

This means that the Managers, Ryan Andrew Green and C. Jay Engel, etain exclusive authority over all material decisions affecting the Company, including decisions that could directly impact the value of the Non-Voting Preferred Units. For example, the Managers may cause the Company to incur additional indebtedness, enter into compensation arrangements with themselves or related parties, change the scope or pace of the expansion plan, abandon or restructure the franchise program, accept a sale of the Company at a price investors view as inadequate, or take other strategic actions without investor input or approval. While the Operating Agreement contains certain protective provisions for Non-Voting Preferred Unit holders — including consent rights over the issuance of securities senior in right to the Non-Voting Preferred Units and over amendments to the Operating Agreement that would adversely affect the class as a whole — these protections are limited in scope and may not cover all circumstances in which Managers take actions that reduce the economic value of investors' interests.

The Company is a Tennessee limited liability company and is treated as a partnership for U.S. federal income tax purposes. Each investor who purchases Non-Voting Preferred Units will be treated as a partner of the Company for U.S. federal income tax purposes. Accordingly, each investor will be required to report the investor's allocable share of the Company's taxable income, gain, loss, deduction, and credit on the investor's annual U.S. federal income tax return, regardless of whether the Company makes distributions to the investor. The Company will issue Schedule K-1s annually to each investor.

The tax consequences of acquiring, holding, or disposing of the Non-Voting Preferred Units will vary depending on each investor's individual circumstances. This summary does not constitute tax advice. All prospective investors are urged to consult their own tax advisors with respect to U.S. federal, state, local, and non-U.S. tax considerations related to the purchase, ownership, and disposition of the Securities based on their particular circumstances.

Annual Report

Updates regarding the progress of the Issuer in meeting the Target Offering Amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page at https://marketplace.vicinityventures.co/.

Offering Updates

In the event that only the minimum amount of $350,000 is raised in this Offering, the Company intends to prioritize Location 1 build-out, specifically gas pump infrastructure and building remodel as the critical path items to commencing fuel operations, with remaining capital needs to be funded through subsequent raises or owner financing arrangements.

OWNERSHIP

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	Type of Units	Units Held	% of Voting Units
Ryan Andrew Green	Common Units	225,000	50%
C. Jay Engel	Common Units	225,000	50%

Non-Voting Preferred Units offered in this Offering carry no voting rights. The percentage ownership of Non-Voting Preferred Units in the economic interests of the Company (on a fully diluted basis) will depend on the total amount raised in this Offering.

MANAGERS AND OFFICERS

The Managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications.

Ryan Andrew Green — Co-Manager / Lead Manager

Position:	Co-Manager
Role Type:	Full-Time
Start Date:	February 26, 2026

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

- Senior Enterprise Account Executive, autoLOTO- November 2025- Present
- Enterprise Account Executive, Yoodli- January 2025- November 2025
- Enterprise Account Executive, Smartsheet- July 2022- January 2025

*Education -*University of Washington Bothell, B.A. Global Studies

C. Jay Engel — Co-Manager

Position:	Co-Manager
Role Type:	Full-Time
Start Date:	February 26, 2026

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location):
- Operator, Sunnyside Offroad- June 2023- Present
- Operator, American Teardrop- Feb 2019- Dec 2023

CAPITALIZATION

The Company has issued the following outstanding Securities:

Type of Security	Amount Outstanding	Voting Rights	Anti-Dilution Rights	% of Voting Units
Common Units	450,000	Yes	N/A	100%
Non-Voting Preferred Units (offered herein)	0 (up to 123,500 to be issued)	No	None	0% (non-voting)

The Company has the following debt outstanding: None as of the date of this Form C.

The Company has conducted the following prior Securities offerings in the past three years: None.

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised. Amounts are approximate and subject to change in management's discretion.

Use of Proceeds	% Min.	Amount at Min.	% Max.	Amount at Max.
Vicinity Intermediary Fees (6%)	6.0%	$21,000	6.0%	$74,100
Gas Pump Infrastructure	94.0%	$319,000	40.5%	$350,000
Building Remodel	28.0%	$0	24.3%	$300,000
Restaurant & General Store Outfitting	0%	$0	20.2%	$250,000
Contingency, Working Capital & Overruns	0%	$0	9.0%	$110,900
TOTAL	**100%**	**$350,000**	**100%**	**$1,235,000**

If only the minimum amount is raised, the Company intends to prioritize gas pump infrastructure and building remodel, which together represent the essential elements to commence fuel operations. Restaurant and general store outfitting and the full contingency reserve would be funded in a subsequent raise or through owner financing as the Company works toward its total company raise goal of $2,000,000 to help fund corporate buildout and possible secondary location.

The Issuer plans to provide its annual report within 120 days after the end of the fiscal year (December 31), and will inform investors via email where to find the report.

BUSINESS PLAN DESCRIPTION

Executive Summary

Rockwell's is raising capital at the parent company level to fund a multi-location corporate rollout across rural Tennessee, Kentucky, North Carolina, Virginia, and the broader Southeast, with a planned transition to a franchise model beginning in Year 5. Investors in this round participate in the full growth arc of the Rockwell's brand — not only in a single location, but in the consolidated economics of a multi-location operating company and its franchise royalty stream.

Rockwell's Gas & Mercantile is restoring the American filling station as it was meant to be: a gathering place, a community anchor, and a celebration of local heritage. More than a gas station, each Rockwell's location is a destination combining fueling, a curated general store, and a home-style diner in a vintage-inspired brick building designed to serve both daily locals and the growing wave of families relocating to rural communities across the American Southeast.

The Opportunity

Rockwell's sits at the convergence of essential daily necessity (fuel) and heritage consumer experience. Each location generates revenue across three streams — fuel margin, general store retail, and diner operations — with an additional layer of ancillary opportunities including coffee, merchandise, and seasonal events. The model is proven in adjacent formats; T&J Travel Centers, the concept's operational reference point, operates four successful locations in Texas. Rockwell's adapts and elevates that model for the Southeast's rural revival market.

Rural America is undergoing a quiet revival. Agrihood developments, regional revitalization projects, and the migration of young families out of urban centers are transforming markets like Jackson County, TN from overlooked to underserved. These communities share a common need: quality, locally-rooted fuel and provisions that national chains cannot and do not provide.

The Parent Company Structure

Bull Moose Trading Co. LLC (the "Company") is the parent entity that owns, develops, and operates all corporate Rockwell's locations and will hold the master franchise rights when the franchise program launches. This offering is at the parent company level, meaning investors participate in the consolidated economics of all locations and in the franchise royalty stream that begins in Year 5. This structure distinguishes the current offering from a single-location investment. Investors are backing the Rockwell's brand, its multi-location operating model, and the long-term franchise business.

Capital Requirements and Use of Proceeds

The current Reg CF raise of up to $1,235,000 (net approximately $1,160,900 after Vicinity fees) represents the first tranche of the Company's $2,000,000 total raise goal. Capital raised in this offering will be allocated as follows: Location 1 build-out — Whitleyville, TN (building remodel $300,000; gas pump infrastructure $500,000; restaurant and general store outfitting $250,000; contingency $150,000); early development costs for Location 2 ($450,000); corporate operations for 24 months ($200,000); brand development and franchise system preparation ($100,000); and working capital reserve ($50,000).

Management and Advisors

The Company is managed by Ryan Green and C. Jay Engel as Co-Managers. Ryan Green serves as Lead Manager and holds tiebreaker authority in any management deadlock, as set forth in the Operating Agreement. Both founders are embedded in the Jackson County and Upper Cumberland communities and bring complementary skills across operations, community development, and small business management. Ryan's decade of enterprise technology experience provides a founder-level capability in systems, operations, and franchise infrastructure that most independent gas station operators lack.

Market Opportunity

Gas stations are among the most essential retail businesses in rural America. Unlike discretionary retail, demand for fuel is structural and non-cyclical. A well-positioned rural gas station serves a captive daily customer base with no substitutes within a reasonable radius. The Rockwell's model layers higher-margin general store and diner revenue on top of this essential fuel base, transforming a utility stop into a destination.

This pattern is not unique to Jackson County. Across Tennessee, Kentucky, western North Carolina, southwestern Virginia, and the Carolinas, rural communities are experiencing the early stages of population growth driven by remote-work migration, agrihood development, and growing demand for heritage-brand, locally-owned consumer experiences. Rockwell's is designed to enter each of these markets before any competitor, building brand loyalty and operational infrastructure during the critical early growth window.

Jackson County and the broader Upper Cumberland region of Tennessee are at a turning point. For decades, rural communities like Whitleyville have been passed over by large-scale investment. That is changing. RidgeRunner's Brewington Farm Agrihood development, just five minutes from the Rockwell's flagship site, is one of several projects bringing hundreds of new households into the area. Adjacent investments from Steadcraft Builders, Wasioto, and related entities are catalyzing millions of dollars of economic activity across the rural Southeast.

Flagship Location — Whitleyville, Tennessee

The flagship is designed to generate stabilized monthly net operating income of approximately $36,600 across fuel, general store, and diner operations, equivalent to approximately $440,000 of annual EBITDA at full maturity. The flagship also serves as the operational proof-of-concept, training environment, and brand showcase for the broader multi-location rollout and eventual franchise program.

The first Rockwell's location will be developed in Whitleyville, Jackson County, Tennessee. The site features a 4,800-square-foot brick building with 1,100 average daily cars passing the location and only two grocery stores within a 20-minute drive. The RidgeRunner Brewington Farm Agrihood, five minutes away, is bringing 100+ new homesites with first homes expected by Spring 2027. The flagship location will aim open in Q2 2027 following the build-out funded by this offering.

Multi-State Corporate Rollout (Years 1–4)

Consolidated EBITDA from the five-location corporate portfolio is projected to reach $80,000 in 2027 (Location 1 ramp), $410,000 in 2028, $870,000 in 2029, and $1,581,500 in 2030 after Location 4 opens and Location 1 reaches full maturity. These projections are based on unit

economics derived from market research, comparable travel center operations, and the existing Whitleyville site analysis.

Rockwell's will open five corporate-owned locations across the Southeast between Q2 2027 and Q3 2031 at a planned pace of approximately 1 new corporate location per year. Each location follows the same core format: 4,500 to 5,000 square feet, brick construction, multi-pump fuel island, mercantile store, and diner. Site selection targets both rural and suburban communities with 800 to 1,500 average daily cars, no destination-quality fueling or grocery within a 15-minute drive, and documented adjacent residential or agrihood development.

The Franchise Model — Year 4 and Beyond

Franchise program targets: 3 franchisees in Year 5, 3 more in Year 6 (6 total), 5 more in Year 7 (11 total), and 4 more in Year 8 (15 total). At 15 franchise locations generating $900,000+ in average annual revenue, the royalty stream alone contributes approximately $607,500 per year by Year 8. Combined with net franchise fee income and the five mature corporate locations, the consolidated franchise contribution reaches $327,500 net of program support costs in Year 8.

The franchise program is designed for measured, quality-focused growth. Rockwell's will be selective in its early franchisees, prioritizing operators who share the brand's values and have the community ties and operational background to succeed. The franchise structure involves an initial franchise fee of $75,000 per location and an ongoing royalty of 4.5% of gross revenue. The five corporate locations serve as the proof of concept, the operational manual, the training environment, and the brand showcase for prospective franchisees.

Rockwell's long-term business model is not simply to own and operate gas stations. It is to build the definitive heritage brand in the rural Southeast and license it at scale. Beginning in Year 5 (2031), following four years of corporate operations that prove the model, refine the operational playbook, and build brand recognition, Rockwell's will launch a structured franchise program. This transition mirrors the successful path of iconic American franchise brands: operate first, prove the concept, then systematize and scale.

FINANCIAL INFORMATION

Operations

The Company was organized on February 26, 2026 and has not yet commenced commercial operations as of the date of this Form C. The Company does not have revenues or costs of revenues to date.

The Company is a pre-revenue, pre-opening stage business. Expenses incurred to date have consisted primarily of organizational and formation costs including state filing fees ($300.00 paid at formation), legal fees associated with preparation of the Operating Agreement and offering documents, and preliminary site and project planning costs.

Reviewed Financial Statements

Reviewed financial statements for the Company will be prepared and attached as an exhibit to this Form C in accordance with applicable Regulation Crowdfunding requirements.

Liquidity and Capital Resources

Targeted sources of capital total up to $2,000,000 and are estimated (subject to change) as follows:

- Current Reg CF round: up to $1,235,000
- Other Sources: In the event that less than the full maximum amount is raised in this Reg CF raise, management anticipates funding any shortfall necessary to commence operations through a combination of owner financing, owner capital contributions, or a subsequent Regulation CF offering, up to the Company's total raise goal of $2,000,000.

The Company does not have any existing indebtedness as of the date of this Form C. The Company will require the proceeds of this Offering, combined with any supplemental financing described above, to fund its capital requirements prior to opening. There is no assurance that sufficient capital will be raised to meet these requirements on acceptable terms.

OFFERING RISK FACTORS

Investors should be aware that the Securities involve a significant, and sometimes speculative, degree of risk. Investors should carefully read these Offering Risk Factors prior to making an investment and should be able to bear the complete loss of their investment. It is impossible to accurately predict the results to an Investor from an investment in the Company because of the Company's business risks associated with an early-stage company pursuing a multi-location expansion in an operationally complex industry, the risks associated with a private offering, and the lack of liquidity. Investors should consult with their own legal, tax, and financial advisors prior to subscribing for Securities.

Business Risks

The Company Is a Pre-Revenue Early-Stage Business with No Operating History. Bull Moose Trading Co. LLC was organized on February 26, 2026 and has not yet commenced commercial operations. The Company has no revenue history, customer data, or validated unit economics from its own operations. All financial projections are based on management estimates and comparable third-party operations. Investors cannot rely on historical financial performance to evaluate the likelihood of future success.

The Company's Financial Projections May Not Be Achieved. All financial projections included in this Form C and in accompanying materials are forward-looking statements based on management's assumptions, market research, and comparable operations. Actual results may differ materially from projections due to any number of factors, including those described elsewhere in this risk factors section. Projections are not prepared in accordance with GAAP and have not been reviewed or audited by an independent accountant. Investors should not rely on projections as a guarantee of future performance.

Environmental Liability Could Exceed the Company's Financial Resources. The storage and sale of petroleum products involves material environmental risks, including potential contamination of soil and groundwater from fuel spills, underground storage tank leaks, or third-party accidents at the pump island. Environmental cleanup obligations can be significant and long-duration. While the Company will carry standard liability insurance and comply with Tennessee UST regulations, insurance coverage may not be sufficient for all potential environmental claims. Environmental liabilities could materially and adversely affect the Company's financial condition and ability to continue operations.

Food Service Operations Carry Specific Labor, Health, and Operational Risks. The diner component of each Rockwell's location is projected to be a significant contributor to operating income at stabilized performance. Diner operations are subject to health department inspections, food safety regulations, and potential liability for foodborne illness. Attracting and retaining qualified kitchen staff in rural markets can be challenging and costly. Operating a food service business alongside fuel retail increases operational complexity and management demands. Diner revenue is not guaranteed to ramp on the projected timeline.

Fuel Margin Volatility Could Significantly Affect Operating Results. The Company's revenue model includes meaningful fuel margin contribution (approximately $9,750 per month at the flagship location based on 39,000 gallons per month at $0.25 per gallon margin). Fuel margins are sensitive to wholesale price movements, regional competition, branded supplier agreements, and regulatory costs. Margin per gallon can fluctuate significantly from quarter to quarter and is not

within the Company's control. A sustained compression in fuel margins could materially reduce operating cash flows below projected levels.

The Company Competes With National Chains and Established Independent Operators. Rockwell's will compete with national convenience store chains (Circle K, 7-Eleven, Love's), regional fuel distributors operating branded stations, and independent operators in each of its planned markets. National chains may have greater brand recognition, purchasing power, capital resources, and supplier relationships than the Company. New entrants, including large chains that may identify the same market opportunity, could enter the Company's markets on more favorable terms and capture customer traffic before Rockwell's establishes brand loyalty.

The Company Is Dependent on the Continued Participation of Its Founders. The success of Rockwell's depends heavily on the experience, vision, community relationships, and execution capabilities of Ryan Green and C. Jay Engel. Both founders are engaged on a part-time basis and maintain other business and personal commitments. The loss of either founder's active involvement, or their inability to devote sufficient time and attention to the Company, could materially and adversely affect the Company's operations, strategic direction, and prospects. The Company does not currently carry key-person life insurance on either founder.

Adjacent Development May Not Materialize on the Projected Timeline. Rockwell's revenue projections for the flagship location and for expansion markets depend in part on population growth driven by adjacent development projects, including RidgeRunner's Brewington Farm Agrihood (five minutes from the Whitleyville site) and comparable projects in each planned expansion market. If these development projects are delayed, downsized, cancelled, or develop more slowly than anticipated, the addressable market for Rockwell's may be materially smaller than projected for an extended period.

Consumer Traffic and Revenue May Be Lower Than Projected. The Company's business plan assumes 1,100 average daily cars passing the Whitleyville location will generate sufficient fuel volume, store traffic, and diner covers to achieve projected revenue. Actual traffic volumes, customer capture rates, fuel volume per vehicle, store basket size, and diner daily covers may be materially lower than assumed. Changes in commute patterns, fuel price sensitivity, road configurations, or consumer preferences could reduce traffic or divert customers to alternative providers.

Fueling Station Operations Are Subject to Extensive Regulatory and Environmental Requirements. The operation of a gasoline retail station is subject to extensive federal, state, and local regulatory requirements, including environmental regulations governing fuel storage and handling, underground storage tank regulations administered by the Tennessee Department of Environment and Conservation, fire codes, zoning requirements, food service licensing, and alcohol or tobacco licensing depending on store product mix. Failure to obtain or maintain any required permit or license could delay or prevent the Company from opening or continuing to operate, and could result in fines, penalties, remediation obligations, or mandatory closure.

Locations 3 Through 5 Depend on Future Capital That Has Not Been Secured. The current offering funds Location 1 in full and early development of Location 2. Locations 3, 4, and 5 require additional capital from operating cash flows, debt facilities, or future equity raises. If Locations 1 or 2 underperform projections, the expansion timeline may be materially extended or the full multi-location vision may not be achieved. There is no commitment from any lender or investor for such future capital.

The Franchise Program Has Not Been Launched and May Not Launch as Planned. The Rockwell's franchise program is planned to launch in Year 5 (2031) and has not yet been developed. Launching a franchise program requires preparation of a Franchise Disclosure Document (FDD), regulatory compliance in all states where franchises will be sold, development of comprehensive operational systems and training materials, and recruitment of qualified franchisees. There is no assurance that the franchise program will launch on schedule, attract franchisees on the projected terms, or generate the royalty income contemplated in the financial projections.

The Multi-Location Expansion Plan Is Subject to Significant Execution Risk. Rockwell's intends to open five corporate-owned locations across the Southeast between 2027 and 2031. Successfully executing this plan requires identifying suitable sites, negotiating real estate arrangements, managing construction across multiple projects, recruiting and training location-level management, and maintaining brand consistency — all while operating existing locations. The management team has entrepreneurial experience but has not previously operated a multi-location fueling station chain of this scale.

Build-Out and Construction Costs May Exceed Estimates. The Company's capital budget for Location 1 is based on management's current estimates. Actual costs for building remodel ($300,000), gas pump infrastructure ($500,000), and restaurant and general store outfitting ($250,000) may materially exceed these figures due to inflation, supply chain disruptions, contractor pricing, regulatory requirements, or unforeseen site conditions. Cost overruns could exhaust available capital and require additional financing on unfavorable terms.

The Flagship Location Has Not Yet Been Built, and Opening May Be Delayed or May Not Occur. The Company's ability to commence operations at the Whitleyville location depends on completing a building remodel, installing fueling infrastructure, outfitting the restaurant and general store, and obtaining all required licenses and permits. Any of these elements could be delayed due to contractor availability, supply chain disruptions, permitting challenges, or cost overruns. There is no assurance that Rockwell's will open on the anticipated timeline or at all.

Securities Risks

No Return Is Guaranteed; Investors May Lose Their Entire Investment. An investment in the Non-Voting Preferred Units is speculative and involves a high degree of risk. There is no assurance that the Company will generate sufficient distributable cash flow to pay the Preferred Return or return investors' Capital Contributions. If the Company does not operate profitably, generates insufficient cash flow, or is dissolved, investors may receive little or none of their invested capital. Investors should only invest amounts they can afford to lose entirely.

The Securities Are Illiquid and Transfer Is Restricted. There is no public trading market for the Non-Voting Preferred Units and none is expected to develop. Investors will be subject to a 12-month transfer restriction under Regulation Crowdfunding from the date of issuance, during which the Securities may not be transferred except as expressly permitted by Regulation Crowdfunding. Thereafter, transfers are subject to Manager consent as set forth in the Operating Agreement. Investors should expect to hold the Securities for an indefinite period, potentially seven to ten years or longer, and should be prepared to bear the complete loss of their investment.

The Preferred Return Accrues but Is Not Guaranteed to Be Paid. The 8% cumulative preferred return accrues annually on each investor's unreturned Capital Contribution. However, the Preferred Return is only payable from Distributable Cash as defined in the Operating Agreement. If the Company does not generate sufficient distributable cash flow in any period, the Preferred Return will accrue but will not be paid until the Company has adequate liquidity. There is no guarantee that accrued Preferred Return will ever be paid.

The Distribution Waterfall May Result in a Long Period Before Investors Receive Any Return. Holders of Non-Voting Preferred Units receive 100% of Company distributions until all accrued Preferred Return and Capital Contributions are fully returned. However, the timing and amount of any distributions is subject to the Company's actual cash flow, profitability, debt service obligations, and the Managers' determination that funds are available for distribution. There is no mandatory distribution schedule. Investors may not receive any return for an extended period — potentially years — after the date of investment.

The Offering Has a Minimum Amount, and If It Is Not Reached the Offering Will Not Close. This Offering will not close and no Securities will be sold unless the Company raises at least the Target Offering Amount of $350,000. If the Target Offering Amount is not reached by September 23, 2026, all investor commitments will be cancelled and committed funds will be returned without interest. Investors' funds will be held in escrow during the offering period and will not be available to the Company unless and until the Target Offering Amount is met.

Investors Have Unique Tax Obligations as LLC Members. Investors who purchase Non-Voting Preferred Units will be treated as partners of the Company for U.S. federal income tax purposes and will receive annual Schedule K-1s. Investors must report their allocable share of Company taxable income, gain, loss, deduction, and credit on their personal tax returns regardless of whether the Company makes any distributions. In years when the Company has taxable income but does not distribute cash (for example, during the early build-out period), investors may face tax liability without receiving corresponding cash to pay it. The tax treatment of the Securities is complex and may vary based on individual investor circumstances.

The Operating Agreement and Subscription Agreement Govern Investor Rights; Key Terms May Be Unfavorable. The rights of Non-Voting Preferred Unit holders are defined entirely by the Operating Agreement and Subscription Agreement. Investors must rely on these documents for all economic and protective rights. While the Operating Agreement includes certain protective provisions for Non-Voting Preferred Unit holders (including consent rights over senior security issuances and amendments adverse to the class), these protections may prove insufficient in certain circumstances. Investors are strongly encouraged to review the Operating Agreement and Subscription Agreement in full and to consult with independent legal counsel before investing.

Dilution — Future Issuances of Units May Reduce Investors' Economic Interest. The Company is authorized to issue additional Common Units and Non-Voting Preferred Units in the future without investor consent (subject to limitations in the Operating Agreement). In particular, the Company anticipates issuing Non-Voting Preferred Units to Vicinity, LLC equal to 2% of the total amount raised in this Offering as part of the intermediary fee structure. Future equity raises, particularly to fund Location 2 and subsequent locations, will result in additional unit issuances that dilute the percentage economic interest of existing Non-Voting Preferred Unit holders. Investors in this Offering have no anti-dilution protection of any kind.

The Vicinity Platform May Not Provide Liquidity and Is Not a Securities Exchange. Vicinity, LLC is a registered funding portal, not a broker-dealer or securities exchange. The Vicinity platform does not provide a secondary market for trading the Non-Voting Preferred Units. Investors cannot sell or transfer their Securities through the Vicinity platform after the offering period. The only potential liquidity events for investors are: a Company redemption, a sale of the Company, or a transfer permitted under Regulation Crowdfunding and approved by the Managers.

The True-Up Payment Mechanism Has Limitations and Depends on Future Events. The Operating Agreement provides a True-Up Payment to investors who are redeemed if the Company subsequently closes a financing event at an implied enterprise value higher than the redemption valuation within 12 months. However, a qualifying financing event may not occur within the 12-month window. The True-Up obligation survives the redemption closing but could become uncollectable if the Company's financial condition deteriorates or if a dispute arises over the calculation of the True-Up amount. Investors should not rely on the True-Up mechanism as a reliable protection against under-valuation at redemption.

The Company Redemption Right May Not Deliver a Favorable Investor Outcome. After the full return of all Capital Contributions and accrued Preferred Return to an investor through distributions, the Company holds an option to redeem that investor's Non-Voting Preferred Units at a price based on a 4x trailing twelve-month EBITDA multiple applied to the investor's pro-rata ownership. If the Company exercises this right, the investor will receive the Redemption Price and will no longer hold any interest in the Company. The 4x EBITDA redemption formula may understate the actual market value of the investor's interest at the time of redemption, particularly if the Company's EBITDA is temporarily depressed or if the franchise program is generating value not reflected in current EBITDA.

The Company's Valuation Is Determined by Management and Is Not Independently Verified. The pre-money valuation of approximately $5,400,000 implied by the offering price of $11.00 per Non-Voting Preferred Unit was determined solely by the Company's management based on its assessment of the multi-location business plan and projected franchise value. This valuation has not been reviewed or confirmed by an independent appraiser, investment banker, or any regulatory authority. Investors may believe the Company's actual value differs materially from this management-determined figure, and there is no assurance that the Company could be sold or financed at this valuation.

Investors Have No Voting Rights and Cannot Influence Management Decisions. The Non-Voting Preferred Units carry no voting rights of any kind. Investors will have no ability to vote on management decisions, elect or remove Managers, approve or reject strategic transactions, amend the Operating Agreement (except in limited circumstances expressly requiring class consent), or otherwise influence the conduct of the Company's business. All management authority rests with Ryan Green and C. Jay Engel as Co-Managers. Decisions made by the Managers that investors disagree with cannot be overridden.

EXHIBITS

The following exhibits are attached to and incorporated into this Form C:

- Exhibit A — Operating Agreement of Bull Moose Trading Co. LLC
- Exhibit B — Bull Moose Trading Co. Subscription Agreement
- Exhibit C — Reviewed Financial Statements
- Exhibit D — Rockwells Gas and Mercantile Testing the Waters Page

Exhibit A — Operating Agreement of Bull Moose Trading Co. LLC

OPERATING AGREEMENT

OF

BULL MOOSE TRADING CO. LLC

(d/b/a Rockwells Gas & Mercantile)

A Tennessee Limited Liability Company

Effective Date: June 29, 2026

This Operating Agreement (this "Agreement") of Bull Moose Trading Co. LLC, a Tennessee limited liability company doing business as Rockwells Gas & Mercantile (the "Company"), is entered into as of the date written above by and among the Members whose signatures appear on the signature page hereof.

The parties agree as follows:

ARTICLE I

DEFINITIONS

The following capitalized terms shall have the meanings set forth below when used in this Agreement. Additional terms may be defined elsewhere in this Agreement, in which case such definitions shall control.

"Act" means the Tennessee Revised Limited Liability Company Act (T.C.A. § 48-249-101 et seq.), as amended from time to time, or any successor statute.

"Agreement" means this Operating Agreement of Bull Moose Trading Co. LLC, as amended from time to time.

"Articles of Organization" means the Articles of Organization of the Company as filed with the Tennessee Secretary of State on February 26, 2026 (SOS Control No. 002089777), as amended from time to time.

"Business" means the ownership and operation of gasoline stations, general merchandise stores, diner and food service operations, and related businesses, including the development of

additional locations and the establishment of a franchise system, and all activities reasonably incidental or related thereto.

"Buyout Per-Unit Value" has the meaning set forth in Section 10.2(b)(iii). It represents the implied per-unit enterprise value used to calculate the Redemption Price, equal to (TTM EBITDA x 4.0) / Total Units Outstanding as of the date of the Redemption Notice.

"Capital Account" has the meaning set forth in Section 6.2.

"Capital Contribution" means any contribution to the capital of the Company in cash or property made by or on behalf of an Equity Owner. "Initial Capital Contribution" means the initial contribution made at the time of admission as an Equity Owner.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Common Units" means the class of membership units described in Section 3.1(a) of this Agreement, which carry full voting rights and all other rights and obligations of Common Unit holders under this Agreement.

"Company" means Bull Moose Trading Co. LLC, a Tennessee limited liability company doing business as Rockwells Gas & Mercantile.

"Distributable Cash" means cash held in the bank accounts of the Company (or in such other liquid accounts as the Managers may designate), after payment of or reservation for: (i) all current and near-term liabilities and obligations of the Company then due or becoming due; (ii) anticipated capital expenditures and working capital needs as determined by the Managers in good faith; and (iii) any required debt service reserves.

"EBITDA" means, for any measurement period, the Company's net income or net loss, increased by interest expense, income tax expense, depreciation expense, and amortization expense, and adjusted to exclude any extraordinary, non-recurring, or non-cash items, all as determined by the Managers in good faith based on the Company's regularly prepared financial statements.

"Economic Interest" means only an Equity Owner's right to share in the profits, losses, and distributions of the Company, without any right to vote on or participate in the management or affairs of the Company.

"Economic Interest Owner" means a Person who holds an Economic Interest but has not been admitted as a Member of the Company.

"Equity Owner" means any Member or Economic Interest Owner.

"Lead Manager" means the Manager designated as Lead Manager for purposes of the tiebreaker authority set forth in Section 4.3(c). As of the Effective Date, the Lead Manager is Ryan Andrew Green.

"Lookback Period" means the twelve (12) month period following the Redemption Date during which the True-Up protection under Section 10.2(d) applies.

"Manager" means either of the Persons serving as a Manager of the Company from time to time as provided in Article IV, and "Managers" means both such Persons acting together. As of the Effective Date, the initial Managers are Ryan Andrew Green (Lead Manager) and C. Jay Engel.

"Member" means each Person admitted as a member of the Company in accordance with this Agreement. As of the Effective Date, the initial Members are Ryan Andrew Green and C. Jay Engel.

"Member-Manager" means a Member who also serves as a Manager of the Company. As of the Effective Date, each of Ryan Andrew Green and C. Jay Engel is a Member-Manager.

"Net Income" and "Net Loss" mean, for each fiscal year or other relevant period, the excess of Income over Loss, or the excess of Loss over Income, respectively, for such period as determined for federal income tax purposes (excluding items specially allocated under Article VII).

"Non-Voting Preferred Units" means the class of membership units described in Section 3.1(b) of this Agreement, which carry no voting rights and carry the economic preferences and other rights set forth in this Agreement.

"Person" means any individual, corporation, partnership, limited liability company, trust, estate, governmental authority, or other entity.

"Preferred Return" means, with respect to each holder of Non-Voting Preferred Units, an amount equal to eight percent (8%) per annum of such holder's Unreturned Preferred Capital Contribution for each full calendar year, prorated for any partial year on the basis of actual days elapsed in a 365/366-day year, and determined as of December 31 of each year. Accrued Preferred Return is cumulative to the extent not distributed and shall not compound.

"Preferred Unit Price" means $10.00 per Non-Voting Preferred Unit, unless otherwise approved by the holders of a majority of Common Units.

"Qualifying Financing Event" has the meaning set forth in Section 10.2(d). It includes any sale of all or substantially all Company assets or equity, any merger or change of control, any equity financing round at a higher implied per-unit value, or any recapitalization at a higher implied value, in each case occurring within the Lookback Period.

"Qualifying Event Per-Unit Value" has the meaning set forth in Section 10.2(d), being the per-unit implied equity value established by a Qualifying Financing Event, calculated as total equity consideration or post-money equity valuation divided by total Units outstanding immediately prior to such event on a fully diluted basis.

"Redeemed Investor" has the meaning set forth in Section 10.2, being the Non-Voting Preferred Unit holder whose Units are being redeemed by the Company pursuant to that Section.

"Redeemed Units" has the meaning set forth in Section 10.2(b)(i), being the Non-Voting Preferred Units held by the Redeemed Investor that are subject to a redemption under Section 10.2.

"Redemption Date" means the date on which the closing of a redemption under Section 10.2 occurs and the Redeemed Investor transfers the Redeemed Units to the Company.

"Redemption Notice" has the meaning set forth in Section 10.2, being the written notice delivered by the Company to a Non-Voting Preferred Unit holder initiating the redemption process.

"Redemption Price" has the meaning set forth in Section 10.2(b), being the amount payable to the Redeemed Investor in exchange for the Redeemed Units, calculated as (TTM EBITDA x 4.0) x (Redeemed Units / Total Units Outstanding), subject to the capital contribution floor described therein.

"Reg CF" means Regulation Crowdfunding promulgated under Section 4(a)(6) of the Securities Act of 1933, as amended (17 C.F.R. §§ 227.100 through 227.503).

"Reg CF Lock-Up Period" has the meaning set forth in Section 9.2, being the one-year period after issuance during which Non-Voting Preferred Units issued under Reg CF may not be transferred except to the permitted transferees described therein.

"Transfer" has the meaning set forth in Section 9.1, meaning any sale, assignment, pledge, hypothecation, gift, bequest, or other direct or indirect disposition of all or any portion of a Member's Units or any economic interest therein, whether voluntary, involuntary, or by operation of law.

"Treasury Regulations" or "Regulations" means the regulations promulgated under the Code, including temporary and proposed regulations, as amended from time to time.

"True-Up Payment" has the meaning set forth in Section 10.2(d), being the additional cash amount payable to a Redeemed Investor if a Qualifying Financing Event occurs within the Lookback Period at a Qualifying Event Per-Unit Value exceeding the Buyout Per-Unit Value.

"TTM EBITDA" has the meaning set forth in Section 10.2(b)(i), being the Company's EBITDA for the trailing twelve calendar months ending on the last day of the month immediately preceding the date of the applicable Redemption Notice.

"Units" means the units of each class representing a Member's interest in the Company, including all rights and obligations attributable to such units under this Agreement and the Act.

"Unreturned Preferred Capital Contribution" means, with respect to any Non-Voting Preferred Unit holder and at any time, such holder's total Capital Contributions to the Company reduced by the aggregate amount of distributions made to such holder that constitute a return of capital pursuant to Sections 8.2 and 8.3. If any Non-Voting Preferred Units are transferred in accordance with this Agreement, the transferee shall succeed to the Unreturned Preferred Capital Contribution of the transferor attributable to the transferred Units.

ARTICLE II

FORMATION AND COMPANY INFORMATION

2.1 <u>**Name; Formation.**</u> The name of the Company is Bull Moose Trading Co. LLC. The Company does business under the name Rockwells Gas & Mercantile. The Company was formed upon the filing of the Articles of Organization with the Tennessee Secretary of State on February 26, 2026 (SOS Control No. 002089777). The Company shall be governed by the Act, except as modified by the Articles of Organization or this Agreement.

2.2 <u>**Term.**</u> The term of the Company is perpetual, unless the Company is earlier dissolved and its affairs wound up in accordance with this Agreement or the Act.

2.3 <u>**Principal Office; Registered Agent.**</u> The principal office of the Company shall be located at 404 E Hull Ave, Suite B, Gainesboro, Tennessee 38562, or such other place as the Manager may designate from time to time. The registered agent of the Company shall be Ryan Andrew Green, 160 Ledbetter Lane, Allons, Tennessee 38541, or such other person as the Manager may designate in accordance with the Act.

2.4 <u>**Purpose.**</u> The purpose of the Company is to own and operate gasoline stations, general merchandise stores, diner and food service operations, and all activities incidental or related thereto, including the development of additional locations and the establishment of a franchise system, and any other lawful business activity approved by the Manager.

2.5 <u>**EIN.**</u> The Company has been assigned Employer Identification Number 41-4523817.

ARTICLE III

OWNERSHIP INTERESTS

3.1 <u>**Classes of Units.**</u>

There shall be two classes of membership interests in the Company, each denominated in Units:

> (a)   Common Units. Common Units shall carry full voting rights and all other rights and obligations provided for Common Unit holders in this Agreement.

> (b)   Non-Voting Preferred Units. Non-Voting Preferred Units shall carry no voting rights whatsoever, except as expressly required by applicable law or as set forth in Section 5.3 (Protective Provisions).   Non-Voting Preferred Units shall carry the economic preferences and other rights set forth in this Agreement.

3.2 <u>**Initial Common Units; Founding Members.**</u> As of the Effective Date, the Company shall have 450,000 Common Units issued and outstanding, allocated as follows: Ryan Andrew Green

— 225,000 Common Units; C. Jay Engel — 225,000 Common Units. Each founding Common Unit holder shall execute this Agreement as a Member. The foregoing is reflected on Exhibit A attached hereto.

3.3 **Non-Voting Preferred Units.**

The Company is authorized to issue Non-Voting Preferred Units in connection with its Regulation Crowdfunding offering and any future issuances approved by the Manager and, to the extent required by this Agreement, the Common Unit holders. The following terms apply to all Non-Voting Preferred Units:

(a) Price. Unless otherwise approved by the Common Unit holders, Non-Voting Preferred Units shall be issued at a price of $10.00 per Unit (the "Preferred Unit Price").

(b) No Voting Rights. Holders of Non-Voting Preferred Units shall have absolutely no right to vote on or consent to any matter relating to the management or affairs of the Company, including but not limited to the election or removal of the Manager, the approval of any transaction, amendment, or dissolution, or any other matter submitted to the Members for a vote. This restriction shall be absolute and shall not be waived or modified except by a written amendment to this Agreement approved in accordance with Section 5.3.

(c) No Capital Calls. Holders of Non-Voting Preferred Units shall not be subject to any capital calls, assessments, or obligations to make additional capital contributions to the Company under any circumstances. The only obligation of a Non-Voting Preferred Unit holder to the Company is the payment of the Preferred Unit Price at the time of subscription.

(d) Preferred Return. Each holder of Non-Voting Preferred Units shall be entitled to accrue a Preferred Return equal to eight percent (8%) per annum on such holder's Unreturned Preferred Capital Contribution, calculated on a simple (non-compounding) basis, prorated for any partial calendar year based on a 365/366-day year, and determined as of December 31 of each year. Accrued Preferred Return shall be cumulative to the extent not distributed and shall not compound.

(e) Liquidation and Transfer. Non-Voting Preferred Units shall be subject to the transfer restrictions set forth in Article IX, including the Regulation Crowdfunding transfer restrictions of Section 9.2.

(f) Company Redemption Right. The Company holds an option, exercisable at any time after the holder's full Preferred Return and original Capital Contribution have been returned through distributions, to redeem all Units held by any individual Non-Voting Preferred Unit holder at a price equal to four times (4x) the Company's trailing twelve-month EBITDA multiplied by such holder's pro-rata ownership percentage, subject to the good-faith protection and True-Up Payment provisions set forth in Section 10.2.

3.4 **Additional Units.** The Manager may, upon the approval of the holders of a majority of the outstanding Common Units, authorize the issuance of additional Common Units or Non-Voting Preferred Units. No such issuance shall be made on terms that would materially and adversely affect the rights, preferences, or economic interests of existing Non-Voting Preferred Unit holders without the prior written consent required under Section 5.3.

3.5 **No Fractional Units.** The Company shall not issue fractional Units. All Unit calculations resulting in a fraction shall be rounded down to the nearest whole Unit.

ARTICLE IV

MANAGEMENT

4.1 Management by Managers.

Except as otherwise expressly provided in this Agreement, the management, operation, and control of the Company and its business are vested in two Managers acting together (the "Managers"). The Managers shall have all powers necessary or desirable to carry out the purposes and business of the Company, including the authority to bind the Company in contract, open and maintain bank accounts, hire and discharge employees, execute instruments and agreements, and take all other actions in furtherance of the Company's business. The acts of the Managers, when authorized under this Agreement, shall bind the Company. No Member (in such Member's capacity as a Member) shall have any authority to act for or bind the Company.

4.2 Initial Managers. The initial Managers of the Company shall be Ryan Andrew Green and C. Jay Engel. Each Manager shall serve until resignation, death, disability, or removal as provided herein. Ryan Andrew Green shall serve as Lead Manager for purposes of Section 4.3(e).

4.3 Decision-Making; Tiebreaker.

The Managers shall act jointly in the management of the Company. The following rules shall govern Manager decision-making:

(a)   Joint Approval. All ordinary course management decisions shall require the approval of both Managers, which approval may be given in writing (including by email) or at a meeting of the Managers. Either Manager may call a meeting of the Managers upon reasonable notice.

(b)   Deadlock. If the Managers are unable to reach agreement on any matter within ten (10) business days after the matter is first raised in writing by either Manager (a "Deadlock"), either Manager may deliver written notice to the other Manager declaring a Deadlock.

(c)   Tiebreaker. Upon delivery of a Deadlock notice, the Lead Manager (Ryan Andrew Green) shall have the right and authority to make the final binding decision on the deadlocked matter.   The Lead Manager's tiebreaking authority applies to all management decisions and shall not be limited to any particular category of matters, except for Reserved Matters under Section 4.4, which require Member approval and are not subject to the tiebreaker.

(d)   Election and Removal. Each Manager shall be elected and may be removed by the affirmative vote of the holders of a majority of the outstanding Common Units, with or without cause. The removal of one Manager shall not require the removal of the other.

(e)   Resignation. Either Manager may resign upon thirty (30) days' prior written notice to the other Manager and to the Common Unit holders.

(f)   Vacancy. If a Manager's position becomes vacant for any reason, a successor Manager shall be elected by the holders of a majority of the outstanding Common Units as promptly as practicable. During any such vacancy, the remaining Manager shall have full authority to manage the Company. If both Manager positions are simultaneously vacant, the Common Unit holders holding a majority of Common Units may designate one or more interim Managers.

(g)   Lead Manager Succession. If Ryan Andrew Green ceases to serve as a Manager for any reason, the remaining Manager or the successor elected to fill Ryan Andrew

Green's position shall assume the role of Lead Manager, unless the holders of a majority of the outstanding Common Units designate otherwise.

4.4 Reserved Matters.

Notwithstanding Section 4.1, the following actions shall require the prior approval of the holders of a majority of the outstanding Common Units (in addition to joint Manager approval, and these matters are not subject to the tiebreaker in Section 4.3(c)):

(a) Admission of new Common Unit holders or issuance of additional Common Units;

(b) Amendment of this Agreement or the Articles of Organization, except as permitted under Section 12.2;

(c) Approval of a merger, consolidation, or sale of all or substantially all of the assets of the Company;

(d) Dissolution of the Company; and

(e) Any other matter expressly requiring Member approval under this Agreement or the Act.

4.5 Officers.

The Managers, acting jointly, may appoint one or more officers of the Company, including a President, Vice President, Secretary, Treasurer, and such other officers as the Managers deem appropriate. Officers shall serve at the pleasure of the Managers and shall have such authority as the Managers may delegate to them. In the event of a deadlock regarding officer appointments or removals, the tiebreaker provisions of Section 4.3(c) shall apply.

4.6 Liability; Indemnification.

Neither any Manager nor any officer shall be personally liable for any debt, obligation, or liability of the Company solely by reason of serving in such capacity. The Company shall indemnify, defend, and hold harmless each Manager and each officer from and against any claims, damages, losses, liabilities, costs, and expenses (including reasonable attorneys' fees) incurred by reason of any act or omission in connection with the management of the Company's business, provided that such act or omission did not constitute fraud, willful misconduct, or a knowing violation of law. The foregoing indemnification shall be funded solely from Company assets; no Member shall be personally obligated to fund any indemnification obligation.

4.7 Conflicts of Interest.

Each Manager and any officer may engage in other business activities and shall not be required to devote full time to the management of the Company. Transactions between the Company and any Manager, any officer, or any affiliate thereof shall be on terms no less favorable to the Company than those available from unaffiliated third parties and shall be disclosed to the other Manager and to the Common Unit holders in advance of consummation. Nothing in this Section shall limit any Manager's fiduciary duties to the Members as established under the Act.

ARTICLE V

MEMBER VOTING

5.1 Voting Rights of Common Unit Holders.

Except as otherwise provided in this Agreement, all voting rights of the Members are vested exclusively in the holders of Common

Units. Each Common Unit shall entitle its holder to one (1) vote on all matters submitted to the Common Unit holders for approval, including the election and removal of Managers. Unless this Agreement requires a higher threshold or the Act requires otherwise, approval of any matter submitted to the Common Unit holders shall require the affirmative vote of holders of a majority of the outstanding Common Units.

5.2 **No Voting Rights of Non-Voting Preferred Unit Holders.** Holders of Non-Voting Preferred Units shall have no voting rights whatsoever with respect to any matter relating to the management or affairs of the Company, including but not limited to the election or removal of the Manager, any merger or sale of the Company, any amendment to this Agreement, or any dissolution of the Company. This Section may not be modified without the consent required under Section 5.3.

5.3 **Protective Provisions.**

Notwithstanding Section 5.2, and in addition to any other approval required under this Agreement, the following actions shall require the prior approval of the holders of a majority of the outstanding Non-Voting Preferred Units:

    (a)   Any amendment to this Agreement that would (i) reduce the Preferred Return rate, (ii) alter the distribution waterfall set forth in Sections 8.2 or 8.3 in a manner adverse to the Non-Voting Preferred Unit holders, (iii) modify the definition of Unreturned Preferred Capital Contribution, or (iv) otherwise materially and adversely alter the economic rights of the Non-Voting Preferred Unit holders;

    (b)   The creation or authorization of any new class of Units that ranks senior to or pari passu with the Non-Voting Preferred Units with respect to distributions or liquidation proceeds; and

    (c)   Any action that would impose capital calls or other financial obligations on Non-Voting Preferred Unit holders beyond their initial subscription amount.

Holders of Non-Voting Preferred Units voting pursuant to this Section 5.3 shall have one (1) vote per Non-Voting Preferred Unit held, and such vote shall be conducted as a separate class vote.

5.4 **Member Actions; Meetings.** Actions of the Members may be taken at a meeting duly called and held, or by written consent (including electronic consent) without a meeting signed by the holders of at least the minimum percentage of Units required to approve the action in question. Either Manager may call a meeting of the Common Unit holders upon not less than ten (10) days prior written notice. Any meeting may be held by telephone, video conference, or other electronic means.

ARTICLE VI

CAPITAL CONTRIBUTIONS AND ACCOUNTS

6.1 **Capital Contributions.**

Each Member's Capital Contribution to the Company shall be as set forth on Exhibit A (as updated from time to time to reflect admitted Members and their contributions). No Member shall be required to make any additional Capital Contribution without such Member's written consent. No interest shall be paid on any Capital Contribution.

6.2 **Capital Accounts.**

A separate Capital Account shall be maintained for each Equity Owner in accordance with the following rules:

(a)   Each Equity Owner's Capital Account shall be credited with (i) such Equity Owner's Capital Contributions, (ii) such Equity Owner's allocable share of Net Income and items of income and gain, and (iii) the fair market value of any property contributed by such Equity Owner (net of liabilities assumed by the Company in connection therewith).

(b)   Each Equity Owner's Capital Account shall be debited with (i) the amount of cash distributed to such Equity Owner, (ii) the fair market value of property distributed to such Equity Owner (net of liabilities of the Company assumed by such Equity Owner in connection therewith), and (iii) such Equity Owner's allocable share of Net Loss and items of loss and deduction.

(c)   Capital Accounts shall be adjusted to reflect any revaluation of Company property as permitted under the applicable Treasury Regulations.

6.3 No Interest; No Return of Contributions. No Member shall be entitled to interest on such Member's Capital Contribution or to a return of such contribution, except as specifically provided in this Agreement or upon dissolution of the Company. No Member shall have priority over any other Member with respect to return of Capital Contributions, except as provided in the distribution waterfall in Article VIII.

ARTICLE VII

ALLOCATIONS

7.1 Allocation of Net Income and Net Loss.

Except as otherwise provided herein, Net Income and Net Loss for each fiscal year shall be allocated among the Equity Owners as follows:

(a)   Net Income. Net Income shall be allocated: first, to the Non-Voting Preferred Unit holders in proportion to their respective accrued but undistributed Preferred Returns, until such accrued Preferred Returns are fully allocated; second, to the Non-Voting Preferred Unit holders in proportion to their Unreturned Preferred Capital Contributions, until each such holder's Capital Account equals such holder's Unreturned Preferred Capital Contribution; and third, the remaining Net Income, if any, shall be allocated to all Equity Owners pro rata in proportion to their respective Unit holdings.

(b)   Net Loss. Net Loss shall be allocated to all Equity Owners pro rata in proportion to their respective Unit holdings; provided, however, that Net Loss shall not be allocated to any Equity Owner to the extent such allocation would cause or increase a negative balance in such Equity Owner's Capital Account beyond such Equity Owner's obligation (if any) to restore a deficit Capital Account balance.

7.2   Tax Allocations.   For income tax purposes, each item of Company income, gain, loss, deduction, and credit shall be allocated among the Equity Owners in the same manner as its corresponding item is allocated for book purposes pursuant to Section 7.1, except as may be required by Section 704(c) of the Code and the applicable Treasury Regulations. The parties intend that this Agreement shall be construed in a manner consistent with the requirements of Sections 704(b) and 704(c) of the Code and the Treasury Regulations thereunder. Allocations pursuant to this Agreement are solely for tax purposes and shall have no effect on any Equity Owner's rights or obligations other than as provided in this Agreement.

ARTICLE VIII

DISTRIBUTIONS

8.1 Tax Distributions.

To the extent that the Company has available Distributable Cash and in the Manager's reasonable determination such distributions are appropriate, the Manager may cause the Company to make cash distributions to each Member in amounts reasonably estimated to equal such Member's federal and state income tax liability arising from such Member's allocable share of the Company's taxable income ("Tax Distributions"). Tax Distributions shall be treated as advances against, and shall reduce, the next regular distribution otherwise payable to such Member pursuant to Section 8.2. Tax Distributions shall be made on a pro rata basis among all Equity Owners based on their respective Unit holdings, taking into account the distribution waterfall set forth in Section 8.2.

8.2 Operating Distributions.

Subject to the retention of reasonable reserves for the Company's working capital needs, debt service obligations, and anticipated capital expenditures as determined by the Manager, Distributable Cash from operations shall be distributed to the Equity Owners as follows and in the following order of priority:

(a) First, 100% of Distributable Cash shall be distributed to the holders of Non-Voting Preferred Units, pro rata among such holders in proportion to their respective Unreturned Preferred Capital Contributions plus accrued but undistributed Preferred Return, until each Non-Voting Preferred Unit holder has received (i) the full amount of all accrued and unpaid Preferred Return attributable to such holder's Non-Voting Preferred Units and (ii) a full return of such holder's Unreturned Preferred Capital Contribution.

(b) Thereafter, all remaining Distributable Cash shall be distributed to all Equity Owners (including holders of Non-Voting Preferred Units and holders of Common Units) pro rata in proportion to their respective Unit holdings, treating all classes of Units together as a single class for this purpose.

The Manager shall determine the timing and amount of distributions in the Manager's reasonable discretion. The Company is not required to make any particular distribution or to make distributions at any regular interval.

8.3 Liquidating Distributions.

Upon dissolution, liquidation, or winding up of the Company, or upon the sale of all or substantially all of the Company's assets, the Company's available assets, after payment of or provision for all debts, liabilities, and obligations of the Company (including the expenses of winding up and the establishment of such reserves as the Manager or liquidating trustee deems reasonably necessary for contingent or unknown liabilities), shall be distributed to the Equity Owners in the following order of priority:

(a) First, to the Non-Voting Preferred Unit holders, pro rata in proportion to their respective Unreturned Preferred Capital Contributions plus accrued but unpaid Preferred Return, until each such holder has received the full amount of (i) all accrued and unpaid Preferred Return and (ii) such holder's Unreturned Preferred Capital Contribution.

(b)   Thereafter, any remaining assets shall be distributed to all Equity Owners pro rata in proportion to their respective Unit holdings, treating all classes of Units together as a single class for this purpose.

8.4 **Withholding.** The Company is authorized to withhold from any distribution to any Member such amounts as may be required to be withheld by applicable federal, state, or local tax law. Any amounts so withheld shall be treated as having been distributed to such Member for all purposes of this Agreement. Each Member agrees to cooperate with the Company and to provide such certifications and other information as the Company may reasonably request to minimize the amount of any required withholding.

8.5   **Limitations on Distributions.**   Notwithstanding anything herein to the contrary, no distribution shall be made to any Equity Owner if, after giving effect to such distribution, the Company would be unable to pay its debts as they become due in the ordinary course of business, as determined by the Manager in good faith and in accordance with the Act.

ARTICLE IX

TRANSFER RESTRICTIONS

9.1 **General Restriction on Transfer.**

No Equity Owner may Transfer all or any portion of such Equity Owner's Units without compliance with the provisions of this Article IX. Any purported Transfer that does not comply with this Article IX shall be null and void and of no force or effect. "Transfer" means any sale, assignment, pledge, hypothecation, gift, bequest, or other direct or indirect disposition of all or any portion of a Member's Units or any economic interest therein, whether voluntary, involuntary, or by operation of law.

9.2 **Regulation Crowdfunding Transfer Restrictions.**

Non-Voting Preferred Units issued pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act of 1933, as amended) ("Reg CF") may not be transferred by any purchaser of such Units during the one-year period beginning on the date such Units were issued (the "Reg CF Lock-Up Period"), unless the transfer is:

(a) to the Company;

(b) to an accredited investor (as defined in Rule 501(a) under Regulation D);

(c) as part of an offering registered with the Securities and Exchange Commission; or

(d)   to a member of the family of the purchaser (including a spouse, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships), to a trust controlled by the purchaser, or to a trust created for the benefit of a family member of the purchaser, or in connection with the death or divorce of the purchaser or other similar circumstance, in each case in compliance with applicable securities laws.

After expiration of the Reg CF Lock-Up Period, transfers of Non-Voting Preferred Units shall remain subject to the right of first refusal set forth in Section 9.4 and all applicable securities laws.

9.3 **Permitted Transfers of Common Units.** A Common Unit holder may transfer Common Units to a trust, family limited partnership, or similar estate planning vehicle for the benefit of such holder or such holder's immediate family members, provided that (a) such holder retains effective control of such vehicle, (b) such holder provides prior written notice to the Manager, (c) the transferee agrees in writing to be bound by this Agreement, and (d) the transfer does not violate applicable securities laws. Any other transfer of Common Units shall require the prior written consent of the holders of a majority of the outstanding Common Units (excluding the Units of the transferring holder).

9.4 **Right of First Refusal.**

If any Equity Owner (the "Selling Holder") desires to transfer all or any portion of such holder's Units (other than pursuant to a permitted transfer under Section 9.3 or an exempt Reg CF transfer under Section 9.2) to a bona fide third party purchaser (the "Third Party Purchaser"), the Selling Holder shall first deliver written notice to the Company (the "Transfer Notice") setting forth in reasonable detail: (a) the number and class of Units proposed to be transferred; (b) the identity of the Third Party Purchaser; (c) the purchase price and form of consideration; and (d) all other material terms of the proposed transfer.

    (a) The Company shall have thirty (30) days after receipt of the Transfer Notice to elect to purchase all (but not less than all) of the Units described in the Transfer Notice on the same terms and conditions set forth therein by delivering written notice of such election to the Selling Holder.

    (b) If the Company does not elect to exercise its right of first refusal within such thirty (30) day period, the Selling Holder may consummate the proposed transfer to the Third Party Purchaser on terms no more favorable to the Third Party Purchaser than those described in the Transfer Notice, within ninety (90) days following the expiration of the Company's thirty (30) day election period. Any such permitted transfer shall be subject to the transferee executing a joinder agreement to this Agreement in form and substance reasonably acceptable to the Manager.

    (c) If the proposed transfer is not consummated within such ninety (90) day period, the Selling Holder must again comply with the procedures of this Section 9.4 before effecting any transfer.

9.5 **Securities Law Compliance.** No transfer of Units of any class shall be permitted unless the Manager has received an opinion of counsel reasonably satisfactory to the Manager that the proposed transfer does not require registration under the Securities Act of 1933, as amended, or any applicable state securities laws, or unless such transfer is made pursuant to an effective registration statement. The Company has no obligation or intention to register any Units for resale.

9.6 **Admission of Transferee as Member.** A permitted transferee of Common Units shall be admitted as a Member only upon (a) execution of a joinder to this Agreement, (b) payment of any reasonable administrative fees charged by the Company, and (c) compliance with all conditions set forth in this Article IX. A permitted transferee of Non-Voting Preferred Units that satisfies the requirements of Sections 9.2, 9.4, and 9.5 shall hold such Units as an Economic Interest Owner with the economic rights of a Non-Voting Preferred Unit holder but without any rights of a Member unless and until admitted as a Member in accordance with this Section 9.6.

ARTICLE X

WITHDRAWAL; REDEMPTION

10.1 <u>**No Withdrawal.**</u> No Member has the right to withdraw from the Company or to demand or receive the return of such Member's Capital Contribution or Units prior to dissolution of the Company, except as otherwise expressly provided in this Agreement. Any purported withdrawal in violation of this Section 10.1 shall be null and void.

10.2 <u>**Company Redemption Right.**</u>

The Company shall have the right, but not the obligation, to redeem all (but not less than all) of the Non-Voting Preferred Units held by any individual Non-Voting Preferred Unit holder (the "Redeemed Investor") by delivering written notice to such holder (a "Redemption Notice"). The Company may exercise this right against individual holders independently and is not required to redeem all Non-Voting Preferred Unit holders simultaneously. The Redemption Notice shall specify the proposed Redemption Date (which shall be not less than thirty (30) days after delivery of the notice) and shall include the Company's calculation of the Redemption Price with supporting detail. The following terms govern this Section 10.2:

10.2(a) <u>**Condition Precedent.**</u>

The Company may not deliver a Redemption Notice to any Non-Voting Preferred Unit holder unless and until, as of the date of the Redemption Notice, such holder has received through prior distributions the full amount of both: (i) all accrued and unpaid Preferred Return attributable to such holder's Non-Voting Preferred Units, and (ii) a complete return of such holder's original Capital Contribution, such that such holder's Unreturned Preferred Capital Contribution equals zero. For the avoidance of doubt, the Company may not use this redemption right to substitute for its obligation to make distributions — the investor's pref return and capital must first be fully paid out through the distribution waterfall in Section 8.2 before this buyout right is available.

10.2(b) <u>**Redemption Price.**</u>

The "Redemption Price" payable to the Redeemed Investor shall be calculated as follows:

(i)   Base Formula. Redemption Price = (TTM EBITDA x 4.0) x (Redeemed Units / Total Units Outstanding).

Where "TTM EBITDA" means the Company's earnings before interest, taxes, depreciation, and amortization for the trailing twelve (12) calendar months ending on the last day of the month immediately preceding the date of the Redemption Notice, calculated from the Company's regularly prepared financial statements consistent with its standard accounting practices; "Redeemed Units" means the number of Non-Voting Preferred Units held by the Redeemed Investor; and "Total Units Outstanding" means all Common Units and Non-Voting Preferred Units then outstanding across all classes, treated as a single pool for this calculation.

(ii)   Floor. Notwithstanding the foregoing, the Redemption Price shall not be less than the Redeemed Investor's original Capital Contribution (i.e., the aggregate Preferred Unit Price paid for the Redeemed Units), even where such amount has already been returned through prior distributions. This floor ensures the formula does not produce a perverse result during periods of low EBITDA.

(iii)   Buyout Per-Unit Value. For purposes of the True-Up calculation in Section 10.2(d), the "Buyout Per-Unit Value" shall equal (TTM EBITDA x 4.0) / Total Units Outstanding (i.e., the implied per-unit enterprise value at the time of redemption).

10.2(c) <u>**Dispute; Payment.**</u>

The Redeemed Investor shall have fifteen (15) days after receipt of the Redemption Notice to dispute the Company's EBITDA calculation in writing, setting forth in reasonable detail the basis

for any objection. If disputed, the parties shall attempt to resolve the disagreement in good faith within fifteen (15) days of the dispute notice. If unresolved, an independent certified public accounting firm mutually agreed upon by the parties (or, if the parties cannot agree, appointed by the American Arbitration Association) shall make a final and binding determination. The costs of such independent accountant shall be borne equally by the Company and the Redeemed Investor.

Payment of the Redemption Price shall be made: (i) in full in cash at the closing of the redemption; or (ii) at the Company's election, in three equal annual installments, with the first installment paid at closing and subsequent installments paid on the twelve-month and twenty-four-month anniversaries of the closing, together with interest on all deferred amounts at the Prime Rate (as published by the Wall Street Journal) plus one percent (1%) per annum. Upon receipt of the first installment (or full payment if paid at closing), the Redeemed Investor shall transfer the Redeemed Units to the Company free and clear of all liens and encumbrances and shall execute a general release of all claims against the Company arising out of or relating to such holder's ownership of the Redeemed Units.

10.2(d) Good-Faith Protection — Financing Event True-Up.

If, within twelve (12) months following the Redemption Date (the "Lookback Period"), the Company consummates a Qualifying Financing Event at a per-unit implied value exceeding the Buyout Per-Unit Value, the Company shall pay the Redeemed Investor an additional cash amount (the "True-Up Payment") calculated as follows:

> True-Up Payment = (Qualifying Event Per-Unit Value - Buyout Per-Unit Value) x Redeemed Units

> "Qualifying Financing Event" means any of the following transactions closing during the Lookback Period: (A) a sale of all or substantially all of the Company's assets or equity; (B) a merger or consolidation resulting in a change of control of the Company; (C) any equity financing round (including any Regulation Crowdfunding offering, private placement, or other issuance of equity securities) at an implied per-unit value greater than the Buyout Per-Unit Value; or (D) any recapitalization of the Company at an implied per-unit value greater than the Buyout Per-Unit Value.

> "Qualifying Event Per-Unit Value" means the per-unit implied enterprise value established by the Qualifying Financing Event, calculated as (total equity consideration or post-money equity valuation implied by such event) / (total Units outstanding immediately prior to such event, on a fully diluted basis).

The True-Up Payment shall not exceed the amount necessary to bring the Redeemed Investor's total redemption proceeds (Redemption Price plus True-Up Payment) to the level the Redeemed Investor would have received had the Qualifying Event Per-Unit Value been used as the buyout price. The True-Up Payment shall be due and payable within thirty (30) days of the closing of the Qualifying Financing Event, together with a written statement showing the calculation in reasonable detail.

The following shall not constitute Qualifying Financing Events for purposes of this Section 10.2(d): (i) issuances of Units to employees, contractors, advisors, or service providers pursuant to any equity incentive or compensation arrangement; (ii) debt financings not involving an equity component or equity conversion right; or (iii) any transaction that was approved in writing by the Redeemed Investor prior to the applicable Redemption Date.

10.2(e) General.

The redemption right set forth in this Section 10.2 shall be the Company's sole and exclusive right to compel the repurchase of Non-Voting Preferred Units. No Redeemed Investor shall

have any obligation to accept a redemption unless the conditions of Section 10.2(a) are fully satisfied. Nothing in this Section 10.2 shall limit or otherwise affect the Company's obligation to make distributions to Non-Voting Preferred Unit holders in accordance with Article VIII prior to the exercise of any redemption. The True-Up right set forth in Section 10.2(d) shall survive the closing of any redemption and the execution of any general release, it being the intent of the parties that such release shall not be construed to waive the Redeemed Investor's right to receive the True-Up Payment if a Qualifying Financing Event occurs within the Lookback Period.

ARTICLE XI

DISSOLUTION AND WINDING UP

11.1 <u>Events of Dissolution.</u>

The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events:

> (a)   The written consent of the holders of a majority of the outstanding Common Units to dissolve the Company; or
>
> (b)   Any event requiring dissolution of the Company under the Act.

The bankruptcy, death, disability, or withdrawal of any Member shall not, by itself, cause the dissolution of the Company.

11.2 <u>Winding Up.</u>

Upon dissolution, the Manager (or, if the Manager is unavailable, a liquidating trustee appointed by the holders of a majority of the outstanding Common Units) shall wind up the affairs of the Company as promptly as reasonably practicable. In connection with the winding up, the Manager or liquidating trustee shall:

> (a)   Sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Manager or liquidating trustee determines to distribute assets in kind);
>
> (b)   Discharge or make reasonable provision for all liabilities and obligations of the Company, including contingent liabilities;
>
> (c)   Allocate any Net Income or Net Loss resulting from such liquidation in accordance with Article VII; and
>
> (d)   Distribute the remaining assets in accordance with Section 8.3.

Upon completion of the winding up and the final distribution of assets, the Company shall be deemed terminated and the Manager or liquidating trustee shall file Articles of Termination with the Tennessee Secretary of State.

11.3 <u>Return of Contribution Nonrecourse.</u> Upon dissolution, each Equity Owner shall look solely to the assets of the Company for the return of such Equity Owner's Capital Contribution. If the remaining Company assets are insufficient to return the Capital Contribution of any Equity Owner after satisfaction of all higher-priority claims under Section 8.3, such Equity Owner shall have no recourse against any other Equity Owner or the Manager.

ARTICLE XII

MISCELLANEOUS

12.1 Amendments.

Except as otherwise provided in this Agreement (including the protective provisions of Section 5.3), this Agreement may be amended or modified only by a written instrument executed by the Manager and approved by the holders of a majority of the outstanding Common Units. Any amendment that would disproportionately and adversely affect the economic rights of any individual Equity Owner with respect to that Equity Owner's Units relative to other Units of the same class must also be consented to in writing by such adversely affected Equity Owner.

12.2 Investment Representations. Each Equity Owner acknowledges and agrees that: (a) the Units have not been registered under the Securities Act of 1933, as amended, or any state securities laws and may not be resold, transferred, or otherwise disposed of unless registered or an exemption from registration is available; (b) with respect to Non-Voting Preferred Units, transfers are additionally subject to the restrictions of Regulation Crowdfunding and Section 9.2; (c) such Equity Owner is acquiring the Units for investment purposes and not with a view to distribution; and (d) the Company has no obligation or intention to register any Units for resale.

12.3 Entire Agreement. This Agreement, together with the Articles of Organization and Exhibit A, constitutes the entire agreement and understanding among the parties with respect to its subject matter and supersedes all prior agreements, representations, and understandings, whether written or oral, relating to the subject matter hereof.

12.4 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Tennessee, without regard to its conflict of law principles. To the extent any provision of this Agreement is inconsistent with a non-waivable provision of the Tennessee Revised Limited Liability Company Act (T.C.A. § 48-249-101 et seq., as amended), such provision of the Act shall control. For all other matters, this Agreement shall take precedence over the default rules of the Act.

12.5 Jurisdiction. Any legal action or proceeding arising out of or relating to this Agreement or the affairs of the Company shall be brought exclusively in the state or federal courts located in Tennessee. Each party hereby consents to the personal jurisdiction and venue of such courts and waives any objection to improper venue or inconvenient forum. In any such action, the prevailing party shall be entitled to recover such party's reasonable attorneys' fees, costs, and expenses from the non-prevailing party.

12.6 Notices. All notices, demands, and other communications under this Agreement shall be in writing and shall be deemed delivered when (a) personally delivered, (b) sent by nationally recognized overnight courier (receipt confirmed), (c) sent by registered or certified mail (postage prepaid, return receipt requested), or (d) sent by email with confirmation of receipt from the recipient (not an automated read receipt), in each case to the address or email address set forth in the Company's records for the applicable party.

12.7 Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument. Electronic or digital signatures shall be deemed valid and binding to the same extent as original signatures.

12.8 Construction. This Agreement shall be construed according to its fair meaning and not strictly for or against any party. Singular terms include the plural and vice versa. Gender-specific references include all genders. Section headings are for convenience only and shall

not affect interpretation. References to "include," "includes," or "including" shall be deemed to be followed by "without limitation."

12.9 **Severability.** If any provision of this Agreement is held to be invalid, illegal, or unenforceable under applicable law, such provision shall be modified to the minimum extent necessary to make it valid and enforceable, and the remaining provisions of this Agreement shall remain in full force and effect.

12.10 **No Third-Party Beneficiaries.** This Agreement is for the sole benefit of the parties hereto and their permitted successors and assigns. Nothing in this Agreement shall create or be deemed to create any rights in favor of any third party, including any creditor of the Company.

12.11 **Waiver.** The failure of any party to enforce any provision of this Agreement shall not be construed as a waiver of such party's right to enforce such provision or any other provision in the future. All waivers must be in writing signed by the waiving party.

SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned have executed this Operating Agreement as of the date first set forth above.

MEMBERS AND MANAGERS:

Signed by:

By: ______________________________

2CCB14774C7345A...

Name: Ryan Green
Title: Co-Founder, Manager
Date: June 29, 2026
Ryan Andrew Green, as Common Unit Holder and as initial Lead Manager

Signed by:

By: C.Jay Engel

513B4A6AC6C8473...

Name: C.Jay Engel
Title: Co-Founder, Manager
Date: June 29, 2026
C. Jay Engel, as Common Unit Holder and as initial Manager

SCHEDULE I

DEFINITIONS — CROSS-REFERENCE

All defined terms used in this Agreement are set forth in Article I (Definitions). This Schedule I serves as a cross-reference only; Article I is the controlling and complete definitions section of this Agreement.

EXHIBIT A

OWNERSHIP TABLE
Bull Moose Trading Co. LLC
As of the Effective Date

COMMON UNITS:

Ryan Andrew Green   225,000 Common Units
160 Ledbetter Lane, Allons, Tennessee 38541
Capital Contribution: $10,000.00

C. Jay Engel   225,000 Common Units
Address: 511 S. Murray St Gainesboro, TN 38541
Capital Contribution: $10,000.00

Total Common Units Outstanding: 450,000

NON-VOTING PREFERRED UNITS:

[To be completed upon closing of the Regulation Crowdfunding offering]
Preferred Unit Price: $10.00 per Unit
Maximum Non-Voting Preferred Units to be Issued: 200,000
Corresponding Pre-Money Valuation: $4,500,000
Maximum Offering Amount: $2,000,000

CAPITALIZATION SUMMARY (FULLY SUBSCRIBED):

Common Units:	450,000 (69.2%)
Non-Voting Preferred Units (max):	200,000 (30.8%)
Total Units (fully diluted):	650,000 (100%)

[END OF AGREEMENT]

Exhibit B — Bull Moose Trading Co. Subscription Agreement

SUBSCRIPTION AGREEMENT

FOR NON-VOTING PREFERRED UNITS OF

BULL MOOSE TRADING CO. LLC

(d/b/a Rockwells Gas & Mercantile)

A Tennessee Limited Liability Company

Regulation Crowdfunding Offering Pursuant to Section 4(a)(6) of the Securities Act of 1933

Conducted through Vicinity, LLC (CRD No. 307772)

This Subscription Agreement (this "Agreement") is entered into as of the date set forth on the signature page hereof, by and between Bull Moose Trading Co. LLC, a Tennessee limited liability company doing business as Rockwells Gas & Mercantile (the "Company"), and the person or entity executing this Agreement as the Investor (the "Investor").

This offering is being conducted pursuant to Regulation Crowdfunding (17 C.F.R. §§ 227.100 et seq.) under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), through the online funding portal Vicinity, LLC ("Vicinity" or the "Intermediary"), a registered funding portal (CRD No. 307772).

1. SUBSCRIPTION FOR UNITS

1.1 Subscription.

Subject to the terms and conditions of this Agreement, the Investor hereby irrevocably subscribes for and agrees to purchase the number of Non-Voting Preferred Units of the Company (the "Units") set forth below, at a purchase price of $11.00 per Unit (the "Purchase Price"), for the total subscription amount set forth below (the "Subscription Amount"):

Number of Units Subscribed	_____ Units
Total Subscription Amount	$_____
Investor Name	_____
Investor Email	_____

1.2 Minimum Investment. The minimum investment in this offering is $1,000.00 (91 Units). The Company and Vicinity reserve the right to accept or reject any subscription in their sole discretion, including subscriptions below or above the stated minimum.

1.3 Offering Parameters. Non-Voting Preferred Units are offered at a purchase price of $11.00 per Unit. The minimum target offering amount (the "Minimum Target Amount") will be as specified in the Company's Form C filed with the Securities and Exchange Commission. If the aggregate subscriptions do not reach the Minimum Target Amount by the offering deadline, no Units will be sold, this Agreement will be cancelled, and all committed funds will be returned to Investors without deduction. The pre-money valuation of the Company is $4,500,000. The total size of this offering, including any maximum offering amount, is set forth in the Form C and may be adjusted by the Company from time to time in accordance with applicable securities laws.

1.4 Acceptance of Subscription. This subscription is subject to acceptance by the Company and is not binding on the Company until so accepted. The Company reserves the right, in its sole and absolute discretion, to accept or reject any subscription in whole or in part. Upon acceptance of a subscription, the Company will issue the applicable number of Units (including any Bonus Units pursuant to Section 1.6) and update its records accordingly.

1.5 Escrow. All subscription funds will be held in a segregated escrow account administered by North Capital Private Securities Corporation or such other escrow as Vicinity may designate (the "Escrow Facilitator"), pending a closing of the offering. Funds will be released from escrow to the Company only upon satisfaction of the escrow conditions, including the achievement of the Minimum Target Amount. If the offering does not close, all escrowed funds will be returned to Investors promptly and without deduction.

1.6 Bonus Units.

The Company will issue additional Non-Voting Preferred Units ("Bonus Units") to eligible Investors at no additional cost, in accordance with the schedule below. Bonus Units carry the same rights, preferences, and restrictions as purchased Units and do not represent additional Capital Contributions. Eligibility for each Bonus Category is determined by the Company in its sole discretion based on verifiable records as of the date the investment is made. Investors may combine bonuses from different categories (e.g., a VentureSouth member investing $25,000 receives a total bonus of 20% (10% membership + 10% investment size), or 30% on a $100,000+ investment (10% membership + 20% investment size)); however, Investors may not combine more than one membership-based bonus — VentureSouth and Vicinity Venture Club bonuses may not be stacked.

Bonus Category	Eligibility	Bonus Units
VentureSouth Member	Active member at time of investment	+10% of Units purchased
Vicinity Venture Club Member	Active member at time of investment	+5% of Units purchased
Investment Size Bonus	$10,000+ (+5%), $25,000+ (+10%), $100,000+ (+20%)	+5% / +10% / +20% of Units purchased (highest tier applies)

Bonus Units will be rounded up to the nearest whole Unit. The Company reserves the right to modify, suspend, or discontinue any Bonus Unit program at any time prior to the acceptance of a subscription, provided that no modification shall reduce Bonus Units to which an Investor has already become entitled upon acceptance of a subscription.

1.7 **Rolling Closes.** The Company may conduct multiple closings on a rolling basis after the Minimum Target Amount is reached. At each closing, funds committed by Investors whose subscriptions have been accepted will be released from escrow and Units will be issued. The offering period will end on the earlier of (a) the date the Maximum Offering Amount is fully subscribed, (b) the offering deadline specified in the Form C, or (c) such earlier date as the Company may designate upon at least five (5) business days' notice to committed Investors.

2. TERMS OF THE UNITS

2.1 **Non-Voting.** The Units are Non-Voting Preferred Units. Holders of Units shall have absolutely no right to vote on or consent to any matter relating to the management or affairs of the Company, including the election or removal of the Manager, the approval of any merger, sale, dissolution, or amendment to the Company's Operating Agreement, or any other matter. This non-voting character is a permanent feature of the Units and may not be changed except by a protective-provision amendment requiring the affirmative vote of a majority of all outstanding Non-Voting Preferred Units.

2.2 **No Capital Calls.** Holders of Units shall not be subject to any capital calls, assessments, or obligations to make additional capital contributions to the Company beyond the Subscription Amount paid pursuant to this Agreement. No holder of Units shall have any liability for the debts, obligations, or liabilities of the Company by reason of holding Units.

2.3 **Preferred Return.** Each holder of Units shall accrue a Preferred Return of eight percent (8%) per annum on such holder's Unreturned Capital Contribution, calculated on a simple, non-compounding basis and prorated for any partial calendar year. Accrued Preferred Return is cumulative to the extent not distributed.

2.4 **Distributions.**

Distributions to holders of Units shall be made as follows, and in the following order of priority:

(a) First, 100% of all Distributable Cash shall be distributed to the holders of Non-Voting Preferred Units, pro rata in proportion to their respective Unreturned Capital Contributions plus accrued and unpaid Preferred Return, until each holder has received (i) the full amount of all accrued and unpaid Preferred Return and (ii) a full return of such holder's Unreturned Capital Contribution.

(b) Thereafter, all remaining Distributable Cash shall be distributed to all equity holders (including holders of Non-Voting Preferred Units and holders of Common Units) pro rata in proportion to their respective Unit holdings.

Distributions are not guaranteed and are subject to the availability of Distributable Cash and the discretion of the Manager, consistent with the Operating Agreement.

2.5 **Liquidation.** Upon a dissolution, liquidation, or sale of all or substantially all of the assets of the Company, the assets of the Company available after payment of or provision for all debts and liabilities shall be distributed in the same order of priority as set forth in Section 2.4.

2.6 **Company Redemption Right.**

The Company has the right, but not the obligation, to redeem all (but not less than all) of the Units held by the Investor at any future time, subject to the conditions and on the terms summarized below. Full details are set forth in Section 10.2 of the Operating Agreement, which governs in the event of any conflict with this summary.

Condition Precedent. The Company may not exercise the redemption right against the Investor unless and until the Investor has first received, through prior distributions, (i) all accrued and unpaid Preferred Return attributable to the Investor's Units and (ii) a complete return of the Investor's original Capital Contribution. The redemption right is not a substitute for the Company's distribution obligations — the Investor's 8% preferred return and capital must be fully paid through the distribution waterfall before any buyout can be initiated.

Redemption Price. The Redemption Price equals: (TTM EBITDA x 4.0) x (Investor's Units / Total Units Outstanding), where TTM EBITDA is the Company's trailing twelve-month earnings before interest, taxes, depreciation, and amortization as of the date of the Redemption Notice, and Total Units Outstanding includes all Common Units and Non-Voting Preferred Units across all classes. The Redemption Price shall not be less than the Investor's original Capital Contribution (the aggregate amount paid for the Units being redeemed), regardless of the EBITDA calculation.

Process. The Company will deliver written notice of redemption at least thirty (30) days before the proposed redemption closing, including its EBITDA calculation with supporting detail. The Investor has fifteen (15) days to dispute the calculation in writing. If disputed and unresolved within fifteen (15) additional days, an independent CPA (mutually agreed or appointed by the American Arbitration Association) makes a final binding determination, with costs split equally. Payment is made in full at closing, or at the Company's election in three equal annual installments (at closing, month 12, and month 24) with interest on deferred amounts at Prime Rate plus 1%.

Good-Faith Protection — 12-Month True-Up. If, within twelve (12) months after the closing of any redemption of the Investor's Units (the "Lookback Period"), the Company closes a Qualifying Financing Event at a per-unit implied value exceeding the per-unit value used to calculate the Investor's Redemption Price, the Company shall pay the Investor an additional cash amount (the "True-Up Payment") equal to:

> True-Up Payment = (Qualifying Event Per-Unit Value - Buyout Per-Unit Value) x Number of Redeemed Units

"Qualifying Financing Event" includes: any sale of all or substantially all Company assets or equity; any merger or change of control; any equity financing round (including any additional Reg CF offering or private placement) at a higher implied per-unit value; or any recapitalization at a higher implied value. The True-Up Payment is due within thirty (30) days of the closing of the Qualifying Financing Event. The True-Up right survives the closing of the redemption and any general release signed by the Investor at redemption, which shall not be construed to waive this right.

The following do not constitute Qualifying Financing Events: (i) equity issuances to employees, contractors, or advisors under any incentive plan; (ii) debt financings without an equity component; or (iii) transactions approved in writing by the Investor prior to the Redemption Date.

2.7 Operating Agreement. The rights of holders of Units are subject to and governed by the terms of the Company's Operating Agreement (as amended from time to time, the "Operating Agreement"), which is incorporated herein by reference. By executing this Agreement, the Investor agrees to become a party to the Operating Agreement and to be bound by its terms and

conditions as a holder of Non-Voting Preferred Units. The Investor acknowledges having had the opportunity to review the Operating Agreement prior to executing this Agreement.

3. TRANSFER RESTRICTIONS

3.1 Reg CF Lock-Up.

The Units may not be transferred by the Investor during the one-year period beginning on the date of issuance (the "Lock-Up Period"), except in the following circumstances, each of which must comply with applicable securities laws:

(a) Transfer to the Company;

(b) Transfer to an accredited investor (as defined in Rule 501(a) under Regulation D);

(c) Transfer as part of a registered offering;

(d) Transfer to a family member (including a spouse, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships), to a trust controlled by the Investor, or to a trust for the benefit of a family member, or in connection with the death or divorce of the Investor.

3.2 Post-Lock-Up Transfers. After expiration of the Lock-Up Period, any transfer of Units shall be subject to (a) the right of first refusal set forth in the Operating Agreement (Section 9.4), (b) receipt of a legal opinion reasonably satisfactory to the Manager confirming that the transfer does not require registration under applicable securities laws, and (c) execution by the transferee of a joinder to the Operating Agreement. The Company has no obligation and no current intention to register the Units for resale.

3.3 No Trading Market. There is no established trading market for the Units, and none is expected to develop. The Units are illiquid. Investors should expect to hold the Units for an indefinite period and may not be able to liquidate their investment. Investors may lose all of their invested capital.

4. INVESTOR REPRESENTATIONS AND WARRANTIES

The Investor represents and warrants to the Company and to Vicinity, as of the date of this Agreement and as of the date of each closing in which the Investor participates, as follows:

4.1 Investment Limits.

The Investor represents that the Investor's aggregate investment in all Regulation Crowdfunding offerings across all issuers during any twelve-month period does not exceed the limits established by Rule 227.100(a)(2) of Regulation CF, as applicable to the Investor's income and net worth. Specifically:

(a)   If the Investor's annual income or net worth is less than $124,000, the Investor's maximum aggregate investment in all Reg CF offerings in any twelve-month period does not exceed the greater of $2,500 or five percent (5%) of the lesser of the Investor's annual income or net worth.

(b)   If both the Investor's annual income and net worth are equal to or greater than $124,000, the Investor's maximum aggregate investment in all Reg CF offerings in any twelve-month period does not exceed ten percent (10%) of the lesser of the Investor's annual income or net worth, not to exceed $124,000.

The Investor acknowledges that these limits apply across all Regulation Crowdfunding investments, not just this offering, and that the Investor is solely responsible for monitoring and complying with such limits.

4.2   Investment Intent.   The Investor is acquiring the Units for the Investor's own account, for investment purposes only, and not with a view to, or for sale in connection with, any distribution or public offering of the Units within the meaning of the Securities Act.

4.4   Risk Acknowledgment.   The Investor acknowledges that: (a) an investment in the Units involves a high degree of risk, including the risk of loss of the entire investment; (b) the Company is a startup enterprise with no operating history and no revenue as of the date of this Agreement; (c) there is no guarantee that the Company will generate revenue, achieve profitability, or make any distributions to investors; (d) the Preferred Return is an accrual and not a guarantee of cash payment; (e) the Units are illiquid and there is no established market for their resale; and (f) past performance of similar businesses is not indicative of future results.

4.5   No Registration.   The Investor understands that the Units have not been registered under the Securities Act or any state securities laws and are being offered pursuant to an exemption from registration under Section 4(a)(6) of the Securities Act.   The Investor understands that the Units cannot be resold or transferred except in compliance with the transfer restrictions set forth in Section 3 of this Agreement and applicable law.

4.6   Access to Information.   The Investor has had access to and has reviewed (or has had the opportunity to review) all information about the Company made available in connection with this offering, including the Company's Form C as filed with the Securities and Exchange Commission and made available on the Vicinity platform, and the Company's Operating Agreement.   The Investor has had the opportunity to ask questions of and receive answers from the Company and the Intermediary concerning the terms and conditions of this offering and the Company's business.

4.7   No Voting Rights; No Management Rights.   The Investor acknowledges and agrees that the Units carry no voting rights and that the Investor has no right to participate in or influence the management of the Company's business in any way.   The Investor expressly waives any right to vote on any matter relating to the Company and acknowledges that all management authority is vested exclusively in the Manager under the Operating Agreement.

4.8   No Capital Obligation.   The Investor acknowledges that, beyond payment of the Subscription Amount, the Investor has no obligation to make any additional capital contributions to the Company and will not be subject to any capital calls.

4.9   Tax Considerations.   The Investor acknowledges that the investment in Units may have significant tax consequences and that the Investor has consulted, or has had the opportunity to consult, with the Investor's own tax advisor regarding the tax consequences of this investment, including the Investor's share of the Company's taxable income or loss, which will be reported on a Schedule K-1 issued by the Company.   The Company does not guarantee that it will distribute cash in amounts sufficient to cover the Investor's tax obligations.

4.10 <u>Authority.</u> If the Investor is an entity, the Investor represents that it is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization; that it has full power and authority to execute and perform this Agreement; and that the execution and performance of this Agreement have been duly authorized by all necessary action.

4.11 <u>No General Solicitation.</u> The Investor did not learn of this offering through any general solicitation or general advertising other than through the Vicinity platform or other means permissible under Regulation Crowdfunding.

4.12 <u>Residence.</u> The Investor is a resident of the United States or, if not a U.S. resident, has fully complied with all laws applicable in the Investor's country of residence in connection with this investment.

5. COMPANY REPRESENTATIONS

The Company represents and warrants to the Investor as follows:

5.1 <u>Organization.</u> The Company is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Tennessee (SOS Control No. 002089777, EIN 41-4523817).

5.2 <u>Authorization.</u> The execution, delivery, and performance of this Agreement have been duly authorized by the Company. This Agreement constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, and equitable principles.

5.3 <u>Issuance of Units.</u> Upon acceptance of the Investor's subscription and receipt of the Subscription Amount (and any applicable Bonus Units issued pursuant to Section 1.6), the Units will be duly authorized and validly issued and will constitute Non-Voting Preferred Units of the Company with the rights and preferences set forth in the Operating Agreement.

5.4 <u>No Conflicts.</u> The execution and performance of this Agreement do not violate the Company's Articles of Organization or Operating Agreement, or any material agreement to which the Company is a party.

5.5 <u>Ongoing Reporting.</u> The Company will file annual reports with the Securities and Exchange Commission as required by Regulation Crowdfunding (Rule 227.202) no later than 120 days after the end of each fiscal year and will post such reports on the Company's website. The Company's obligation to file annual reports will continue until one of the following conditions is met: (a) the Company becomes required to file reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934; (b) the Company has filed at least three annual reports and has total assets not exceeding $10,000,000; (c) the Company has filed at least one annual report and has fewer than 300 holders of record; (d) the Company repurchases all Units issued in this offering; or (e) the Company liquidates or dissolves.

6. VICINITY INTERMEDIARY TERMS

6.1 <u>Role of Vicinity.</u> Vicinity, LLC is acting solely as the registered intermediary facilitating this offering and is not acting as a broker-dealer, investment advisor, or underwriter with respect to

the Units. Vicinity does not make any recommendation regarding the suitability of this investment for any particular investor.

6.2 Intermediary Compensation.

In connection with this offering, Vicinity will receive:

(a) A cash commission equal to 6% of the dollar amount raised from U.S. investors through the Vicinity platform;

(b) Non-Voting Preferred Units equal to 2% of the total amount raised in this offering, issued on the same terms as the Units sold to investors; and

(c) A transaction fee of 1% on all future payments from the Company to investors (including distributions), which will be deducted from the amounts otherwise payable to investors.

6.3 Cancellation Rights. The Investor may cancel this subscription at any time until 48 hours prior to the end of the offering period. After that deadline, if the Minimum Target Amount has been met, funds will be released to the Company at closing and the Investor will receive Units. Vicinity will notify investors when the Minimum Target Amount has been met.

6.4 Material Changes. If any material changes to the offering are made after the Investor's subscription, the Company will notify the Investor and give the Investor at least five (5) business days to reconfirm the subscription. Failure to reconfirm within such period will result in cancellation of the Investor's subscription and return of committed funds.

7. GENERAL PROVISIONS

7.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee, without regard to its conflict of law principles, except to the extent that federal securities laws (including the Securities Act and Regulation Crowdfunding) apply.

7.2 Jurisdiction. Any legal action or proceeding arising out of or relating to this Agreement shall be brought exclusively in the state or federal courts located in Tennessee. Each party hereby submits to the personal jurisdiction of such courts.

7.3 Entire Agreement. This Agreement, together with the Company's Operating Agreement (as amended from time to time) and the Form C filed with the Securities and Exchange Commission, constitutes the entire agreement between the parties with respect to the Investor's purchase of Units and supersedes all prior discussions, representations, and understandings.

7.4 Amendments. This Agreement may not be amended or modified except by a written instrument signed by both the Company and the Investor.

7.5 Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, including by electronic signature through the Vicinity platform. Electronic and digital signatures shall be deemed valid and binding. Execution through the Vicinity platform constitutes a legally binding electronic signature.

7.6 Severability. If any provision of this Agreement is found to be invalid or unenforceable, such provision shall be modified to the minimum extent necessary to make it enforceable, and all remaining provisions shall continue in full force and effect.

7.7 **No Waiver.** The failure of either party to enforce any provision of this Agreement shall not constitute a waiver of that party's right to enforce such provision in the future.

7.8 **Assignment.** The Investor may not assign any rights or obligations under this Agreement without the prior written consent of the Company. Any purported assignment in violation of this Section shall be null and void. Subject to the transfer restrictions in Section 3, the Company may assign this Agreement in connection with a merger, consolidation, or sale of the Company.

7.9 **Notices.** All notices under this Agreement shall be in writing and sent by email (with confirmation of receipt) or certified mail to the address on record for each party. Notices to the Company shall be directed to the Manager at the Company's principal office.

7.10 **No Legal or Tax Advice.** Neither the Company nor Vicinity is providing legal, tax, or investment advice to the Investor. The Investor has been advised to consult with independent legal, tax, and financial advisors prior to executing this Agreement.

SIGNATURE PAGE

By executing below, the Investor (a) subscribes for the number of Non-Voting Preferred Units set forth on page 1, (b) agrees to be bound by the terms of this Agreement and the Operating Agreement of Bull Moose Trading Co. LLC, and (c) confirms that all representations and warranties in Section 4 are true and correct as of the date hereof.

THE INVESTOR ACKNOWLEDGES THAT THIS IS A SPECULATIVE INVESTMENT INVOLVING A HIGH DEGREE OF RISK AND THAT THE INVESTOR MAY LOSE THE ENTIRE AMOUNT INVESTED.

INVESTOR:

Signature: _____

Printed Name: _____

Entity Name (if applicable): _____

Title (if applicable): _____

Address: _____

Email: _____

Date: _____

Number of Units Subscribed: _____

ACCEPTED BY THE COMPANY:

BULL MOOSE TRADING CO. LLC
d/b/a Rockwells Gas & Mercantile

By: _____
Name: Ryan Andrew Green
Title: Manager
Date: _____

Exhibit C — Reviewed Financial Statements



Bull Moose Trading Co. LLC

Financial Statements

June 9, 2026

Table of Contents

Independent Accountant's Review Report

Members
Bull Moose Trading Co. LLC
Gainesboro, TN

We have reviewed the accompanying financial statements of Bull Moose Trading Co. LLC (the Company), which comprise the balance sheet as of June 9, 2026, and the related statement of operations, statement of members' equity, and statement of cash flows from February 26, 2026 (inception) to June 9, 2026, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

_____

Jesse Waldman, CPA

Waldman & Artime CPA

Watertown, Tennessee

June 23, 2026


Bull Moose Trading Co. LLC

Balance Sheet

As of June 9, 2026


Assets		
Total Assets	$	-
Liabilities and Members' Equity		
Liabilities		-
Total Liabilities		
Members' Equity		
Total Liabilities and Members' Equity	$	-


See independent accountant's review report

The accompanying notes are an integral part of these financial statements.


Bull Moose Trading Co. LLC
Statement of Operations
For the period from February 26, 2026 (inception) to June 9, 2026

		2026
Revenues	$	-
Cost of revenues		-
Gross profit		-
Start-Up Costs		300
Operating loss		(300)
Net Loss	$	(300)

Bull Moose Trading Co. LLC
Statement of Members' Equity
For the period from February 26, 2026 (inception) to June 9, 2026

	2026
Balance at February 26, 2026	$ -
Issuance of 100 units upon inception	300
Net loss	(300)
Balance at June 9, 2026	$ -

5

Bull Moose Trading Co. LLC
Statement of Cash Flows
For the period from February 26, 2026 (inception) to June 9, 2026

		2026
Cash flows from operating activities		
Net loss	$	(300)
Net cash used in operating activities		(300)
Net cash provided by investing activities		-
Cash flows from financing activities		
Members' contributions		300
Net cash provided by financing activities		300
Net change in cash, cash equivalents, and restricted cash		-
Cash and cash equivalents at end of period	$	-

Bull Moose Trading Co. LLC
Notes to the Financial Statements
For the period from February 26, 2026 (inception) to June 9, 2026

1. **Summary of Significant Accounting Policies**

   a. **Organization**

   Bull Moose Trading Co. LLC (the Company) was formed as a Limited Liability Company in Jackson County, Tennessee, on February 26, 2026 and shall continue until dissolved as provided in the operating agreement (the Agreement). The Company's members are Ryan Green and C.Jay Engel. Provisions of the Agreement describe the value of capital contributions, fundraising efforts, uses of cash flows, allocation of operating profits and losses, and other financial requirements of the Company.

   The Company was formed to operate a two pump gas station, roadside diner, and general store serving a large, recreational area. The Company had not commenced its planned principal operations as of June 9, 2026.

   b. **Basis of Accounting**

   The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

   c. **Use of Estimates**

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

   d. **Cash and Cash Equivalents**

   The term cash, as used in the accompanying financial statements, includes currency on hand and demand deposits with financial institutions. The Company maintains cash in bank deposit accounts, which at times may exceed federally insured limits. Noninterest-bearing accounts are aggregated with any interest-bearing deposits, and the combined total is guaranteed by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

1. **Summary of Significant Accounting Policies (Continued)**

    e. **Revenue Recognition**

    After commencing, the Company's operations will consist primarily of revenue from sales of fuel, food, and merchandise. Revenue will be recognized in the period it is earned which generally will be upon transfer of ownership at the point of sale. Operations had not commenced as of the date of this report.

    f. **Income Taxes**

    The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of the members. As a result, the financial statements do not reflect a provision for income taxes.

    The state of Tennessee imposes a franchise and excise tax that generally carries a minimum obligation of $100. This tax obligation is dependent on additional filings and operations of the Company during 2026. As a result, the financial statements do not reflect an accrual for this tax.

    g. **Start-Up Costs**

    The Company expenses all start-up costs as incurred in accordance with ASC 720-15.

    h. **Subsequent Events**

    The Company's management evaluated events that occurred after June 9, 2026 through June 23, 2026, the date when the financial statements were available to be issued.

Exhibit D — Rockwells Gas and Mercantile Testing the Waters Page

 Vicinity Ventures   View Portfolio   Offers   Membership   Dashboard

Rockwells Gas & Mercantile

Regulation Crowdfunding


Rockwell's Gas & Mercantile

Vicinity

Rockwells Gas & Mercantile
Preferred Equity Round

-

Raise Goal - $1.2M
Valuation - $4.5M Pre-money
Preferred Return - 8%

INDICATE INTEREST

Start Date July 4, 2026

End Date August 4, 2026

01:30

Welcome! We are collecting indications of interest for a planned capital raise through Reg CF (Rule 206). Please review the offering preview below.

The Deal   Shop Talk   Local Buzz   Q&A

Why fund our local story

♡ INDICATE INTEREST

Our Story

Overview

Investment Summary

Our People

Documents

Risks

Disclosures

Something has gone awry in small-town America—and most people feel it every time they pull into a faceless chain gas station. Rockwells is built to fill that gap.

Rockwells restores the filling station to what it was meant to be: a gathering place, a community anchor, a celebration of American heritage. Part gas station, part country store, part roadside diner.

The Whitleyville flagship launches at exactly the right moment- in a market with real momentum, measurable demand, and growth- driven by new investment. Success here becomes the template for replication across dozens of similar markets nationwide.

For investors: back the founding location of a replicable national brand, positioned to deliver both strong returns on the flagship and optionality on expansion.



Overview

Rockwells Gas & Mercantile is a heritage-driven filling station and mercantile launching its flagship location in Whitleyville, Tennessee. The 4,800-sq-ft brick building will house fueling pumps, a curated general store, and a diner- all wrapped in the aesthetic and ethos of the classic American filling station.

This isn't another soulless pump & fill that plagues the American interstate system . Each Rockwells location is designed as a landmark—a place where locals gather, travelers pause, and visitors

can share in the American values of quality, independence, and hospitality. The model is built for replication: the brand identity, operational systems, and revenue streams are designed to be adapted and deployed across underserved small-town and rural markets nationwide.

Fast facts:

- 4,800 sq ft brick building

- 1,100 average daily cars

- 5 minutes from Brewington Farms Agrihood (100 homesites, first homes Spring 2027)

- Only 2 grocery stores within 20-minute drive

- Favorable owner financing on real estate

The Opportunity

The Whitleyville Flagship

Jackson County, TN is undergoing a quiet transformation. For decades, rural communities like Whitleyville have been passed over by large-scale investment. That is changing. Farmstead communities and regional revitalization projects are bringing new residents, new

businesses, and new economic activity to markets that have long been underserved.

Despite this growth, access to destination-quality fueling and retail remains sparse. There is no community-oriented alternative to national chains. Rockwells Whitleyville is designed to fill that gap— serving both the existing local population and the incoming residents who will demand quality, locally-owned options.

The Broader Vision: A Replicable Model for America's Small Towns

The success of Rockwells Whitleyville will demonstrate a model that works. Across the United States, hundreds of small towns and rural communities face the exact same conditions as Jackson County: population growth, regional investment, limited local infrastructure, and a hunger for community-rooted businesses. Each of these markets represents an opportunity to plant a Rockwells location.

. The goal is not a single station, but a network of heritage-driven, locally-owned fueling and hospitality destinations across America— each adapted to its region, each building local pride and community identity.

Why Invest

- **Proven demand:** 1,100+ daily cars create an immediate, captive customer base

- **Multi-stream revenue:** Fuel, retail, and food minimize single-stream risk

- **Real asset:** Tangible real estate with favorable owner financing

- **Regional tailwinds:** RidgeRunner, Steadcraft, and other adjacent development drive growing foot traffic and population

- **Differentiated brand:** No national chain can replicate heritage-driven, locally-owned identity

- **Scalable model:** Flagship success enables efficient replication across dozens of similar markets

- **Experienced team:** Seth Covington (founder, T&J Travel Centers, 4 TX locations) and market research consultant bring operational credibility

Location

- Whitleyville, TN — Jackson County

- 5-minute drive from RidgeRunner's Brewington Farm Agrihood (100 homesites, first homes Spring 2027)

- Part of a broader regional investment corridor including RidgeRunner and Steadcraft partners

- 1,100+ average daily cars passing the location

- 2 grocery stores within 20-minute drive — limited nearby competition

The Market

The Gas Station & Convenience Retail Landscape

Gas stations and convenience retail are among the most resilient and essential businesses in America. The industry generates over $600 billion annually, with fuel margins consistently supporting higher-margin food, beverage, and retail sales.

Key market drivers:

- **Daily necessity:** Fuel consumption is non-discretionary and highly predictable

- **Rural resilience:** Rural gas stations operate in less competitive environments with stronger unit economics than suburban/urban locations

- **Margin stacking:** Fuel provides traffic; food, coffee, and retail generate 40–60% of station profit despite contributing 20–30% of revenue

- **Population growth:** Remote work and farmstead living are driving population growth in rural and small-town America, expanding addressable markets previously considered "declining"

Why Rockwells

Gas stations are essential, resilient retail in rural America. The combination of captive daily demand and higher-margin services (food, retail, coffee) makes a well-positioned station highly attractive.

Rockwells sits at the convergence of two powerful trends: resurgence in locally-owned heritage brands, and critical need for quality fuel and provisions in growing but underserved communities. Whitleyville is the proof case. America has hundreds more.

Business Plan

Phase 1: Whitleyville Flagship (Year 1–2)

The Whitleyville location launches in 2027 as the proof of concept. With 1,100+ daily cars and strong regional tailwinds, this flagship is designed to:

- Validate the operational model and revenue projections

- Establish the brand identity and customer loyalty

- Generate cash flow to support expansion

- Serve as the operational and marketing blueprint for subsequent locations

Phase 2: Regional Expansion (Years 2–4)

Once the Whitleyville flagship demonstrates consistent performance, Rockwells will identify and develop 2–3 additional locations in similar markets across the Southeast and beyond. Each location will be adapted to its regional character while maintaining core operational systems and brand identity.

Phase 3: Scaling & Franchising (Years 4+)

After establishing a network of 3+ company-operated locations, Rockwells will evaluate opportunities to scale through franchising and licensing. A proven operational playbook, brand strength, and supply-chain infrastructure will position the company to:

- License the Rockwells concept to qualified operators in new markets

- Provide ongoing training, marketing support, and purchasing advantages to franchise partners

- Maintain brand consistency while enabling local ownership and adaptation

- Generate recurring revenue from franchise fees and royalties while reducing capital requirements for expansion

The goal is to build a sustainable, multi-location network across America—each location independently profitable, locally rooted, and strengthening regional communities.

Capital Requirements

Total capital required to open Rockwells is $1,200,000, allocated as follows:

- Building remodel: $300,000

- Restaurant & general store outfitting: $250,000

- Gas pump infrastructure: $500,000

- Contingency & overruns: $150,000

Additional Revenue Opportunities

Fuel sales, the mercantile, and the diner form the core of the business, but Rockwell's is designed with enough physical footprint and community presence to support additional revenue streams as

each location matures. The founders have identified a range of opportunities that fit naturally within the brand: a coffee shop, event rentals, online merchandise, a barber shop, co-working space, and seasonal draws like a tree farm, pumpkin patch, and fireworks sales. None of these are baked into the base case financial projections, so they represent opportunistic upside rather than something investors need to rely on. What matters just as much is that each of these additions brings customers back more often and keeps engaged with the company, which lifts the performance of everything Rockwell's is already doing.

Investment Summary

Rockwell Preferred Equity Investment Round

Raise Minimum - $350K

Raise Maximum - $1.235M

Pre-money valuation - $4.5M

Type: Non-Voting Preferred Units

Preferred Return: Units will accrue an 8% preferred return annually on unreturned capital contributions

Distribution Waterfall - 100% of distributions from the company will flow to investors until all accrued pref and initial capital contributions are fully returned. After that distributions will continue pro-rata based on ownership percentage.

Bonus Shares:

The Company will provide certain membership-based bonus allocations to eligible investors at the time of their investment, and such eligibility is based on the criteria described below, the satisfaction of which shall be determined by the Company in its sole discretion. Bonus allocations are awarded in the form of additional Non-Voting Preferred Units ("Bonus Units") rounded up to the nearest whole unit and do not represent additional capital contributions.

Membership-Based Bonuses

- **VentureSouth Members** – Investors who are active members of **VentureSouth** at the time of their investment will receive additional Non-Voting Preferred Units equal to **ten percent (10%)** of the number of Non-Voting Preferred Units purchased in this Offering.

- **Vicinity Venture Club Members** – Investors who are active members of the **Vicinity Venture Club** at the time of their investment will receive additional Non-Voting Preferred Units equal to **five percent (5%)** of the number of Non-Voting Preferred Units purchased in this Offering.

Investment Size Bonus

Investors who make an investment of $100,000 or greater will receive additional Non-Voting Preferred Units equal to **ten percent (10%)** of the number of Non-Voting Preferred Units purchased in this Offering.

Early Investment Bonus

Investors who make their investment within the first week of the capital raise accepting investmetns will receive additional Non-Voting Preferred Units equal to **five percent (5%)** of the number of Non-Voting Preferred Units purchased in this Offering.

Combination of Bonuses

Bonuses from different categories (membership-based, size-based, and early investorbased) may be combined. For example, an active VentureSouth member investing $100,000 during the first week of the offering would receive a total bonus of 25% (10% membership + 10% investment size + 5% early investor). However, investors are limited to one membership based bonus at a time, and cannot stack VentureSouth and Vicinity Venture Club benefits together.Bonus Units are issued on the same class of units and carry identical rights,

preferences, and privileges as the purchased shares. For the avoidance of doubt, Bonus Shares are provided for no additional consideration and do not represent additional capital contributions.

Our People



C. Jay Engel, Co-Founder

C.Jay is part of several business initiatives adjacent to the Ridge Runner project in Middle TN, including his trailer business Sunnyside Offroad, which he owns and operates. Originally from California, he is most interested in small business, homesteading, electoral politics, and his local church. He lives with his wife and four homeschooled children in Jackson County and spends much of his time developing locally-oriented projects with his growing circle of aligned friends in the area.



Ryan Green, Co-Founder

Ryan Green lives with his wife and four kids in Overton County, TN. A 10th generation American, Green was raised in the PNW and after a decade in tech, Green relocated his family to work alongside other efforts like Steadcraft, Ridge Runner and others to rebuild localism

in America. He's passionate about regenerative farming, localism and western tradition.

Documents

Vision Deck   (**DOWNLOAD**)

Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here.

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.

- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

- A person's indication of interest involves no obligation or commitment of any kind.



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